SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of November 2005

                             -----------------------

                        AMERICAN ISRAELI PAPER MILLS LTD.
                 (Translation of Registrant's Name into English)
                          P.O. Box 142, Hadera, Israel
                    (Address of Principal Corporate Offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  |X|        Form 20-F         |_|      Form 40-F

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

       NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

       NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

       Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    |_|      Yes               |X|      No

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

      Attached hereto as Exhibit 1 and  incorporated  herein by reference is the
Registrant's   press  release  dated  November  9,  2005  with  respect  to  the
Registrant's results of operations for the quarter ended September 30, 2005.

      Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant's Management Discussion with respect to the Registrant's results of operations for the quarter ended September 30, 2005.

      Attached hereto as Exhibit 3 and incorporated herein by reference are the Registrant's unaudited condensed consolidated financial statements for the quarter ended September 30, 2005.

      Attached hereto as Exhibit 4 and incorporated herein by reference are the unaudited condensed interim consolidated financial statements of Mondi Business Paper Hadera Ltd. and subsidiaries with respect to the quarter ended September 30, 2005.

      Attached hereto as Exhibit 5 and incorporated herein by reference are the unaudited condensed interim consolidated financial statements of Hogla-Kimberly Ltd. and subsidiaries with respect to the quarter ended September 30, 2005.

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    AMERICAN ISRAELI PAPER MILLS LTD.

                                    (Registrant)


                                    By: /s/ Lea Katz
                                        ----------------------------------------
                                        Name:  Lea Katz
                                        Title: Corporate Secretary

Dated: November 9, 2005.

                                  EXHIBIT INDEX

      EXHIBIT NO.           DESCRIPTION

         1.       Press release dated November 9, 2005.

         2.       Registrant's management discussion.

         3.       Registrant's   unaudited  condensed   consolidated   financial
                       statements.

         4.       Unaudited condensed interim consolidated  financial statements of Mondi Business Paper Hadera Ltd. and subsidiaries.

         5.       Unaudited condensed interim consolidated  financial statements of Hogla-Kimberly Ltd. and subsidiaries.

                                                                       EXHIBIT 1


                                               NEWS

                                               CLIENT:  AMERICAN ISRAELI
                                                        PAPER MILLS LTD.

                                               AGENCY CONTACT: PHILIP Y. SARDOFF

                                               FOR RELEASE:    IMMEDIATE




                        AMERICAN ISRAELI PAPER MILLS LTD.
           REPORTS FINANCIAL RESULTS FOR THIRD QUARTER AND NINE MONTHS

Hadera, Israel, November 9, 2005 - American Israeli Paper Mills Ltd. (ASE:AIP) (the "Company" or "AIPM") today reported financial results for the third quarter and the nine months period ended September 30, 2005.

Since the Company's share in the earnings of associated companies constitutes a material component in the Company's statement of income (primarily on account of its share in the earnings of Mondi Business Paper Hadera (Mondi Hadera) and Hogla-Kimberly (H-K) that were consolidated in the past, until the transfer of control over these companies to its international strategic partners), the Company also presents the aggregate data which include the results of all the companies in the AIPM Group (including the associated companies whose results appear in the financial statements under "earnings from associated companies"), net of intercompany sales and irrespective of the percentage of holding.

Aggregate group sales in the first nine months of 2005 (January - September
2005) totaled NIS 2,093.0 million, compared with NIS 2,002.3 million in the corresponding period last year (January - September 2004). Aggregate sales in the third quarter of 2005 (July - September 2005) totaled NIS 722.1 million, compared with NIS 664.9 million in the corresponding quarter last year (July - September 2004).

Aggregate operating profit in the first nine months of 2005 totaled NIS 104.3 million, compared with NIS 147.0 million in the corresponding period last year. Aggregate operating profit in the third quarter of 2005 totaled NIS 39.0 million, compared with NIS 41.9 million in the corresponding quarter last year.

The aggregate operating income data for the reported period this year, as presented above, do not include the provision for loss in the sum of NIS 10.6 million, that was recorded at H-K this year on account of the collapse of the Club Market chain.

The consolidated data below does not include the results of operations of Mondi Hadera, H-K, Carmel Container Systems and TMM Integrated Recycling industries, which are included in the Company's share in results of associated companies.

Consolidated sales in the first nine months of 2005 totaled NIS 364.9 million, compared with NIS 358.3 million in the corresponding period last year. Consolidated sales in the third quarter of the year totaled NIS 124.8 million, compared with NIS 120.1 million in the corresponding quarter last year.

Operating profit in the first nine months of 2005 totaled NIS 36.5 million, compared with NIS 40.6 million in the corresponding period last year. Operating profit in the third quarter of 2005 totaled NIS 10.7 million, compared with NIS
13.3 million in the corresponding quarter last year.

Net profit totaled NIS 37.1 million during the nine months period of this year, as compared with NIS 57.0 million in the corresponding period last year.

The net profit during the reported period includes a non-recurring loss of NIS
3.5 million, representing the Company's share in the net loss (after taxes) recorded by an associated company (H-K) due to the Club Market chain collapse. On the other hand, a tax benefit of NIS 8 million is included (including the Company's share in the benefit in the associated companies), on account of the impact of the reform in taxation legislation that was approved by the Israeli Knesset (parliament) on July 25, 2005, that will serve to gradually lower the corporate tax rate to a level of 25% by 2010. During the corresponding period last year, a non-recurring income in the amount of NIS 10.2 million was recorded in the company's financial statements, on account of a tax benefit (including the company's share in the benefit at the associated companies), originating from the change in deferred taxes on account of the lowering of the tax rate, became effective in June 2004.

Earnings per share (EPS), before non-recurring items, in the first nine months this year totaled NIS 8.06 ($1.75 per share), as compared with NIS 11.54 in the corresponding period last year ($2.57 per share). Earnings per share (EPS), before non-recurring items, in the third quarter this year totaled NIS 2.36 ($0.51 per share), as compared with NIS 3.55 in the corresponding quarter last year ($0.79 per share).

The inflation rate in the first nine months of 2005 was 1.9% as compared with an inflation rate of 1.2% in the corresponding period last year.

The exchange rate of the NIS was devaluated against the U.S. dollar in the first nine months of 2005 by approximately 6.7% as compared with a devaluation of 2.4% in the corresponding period last year.

Mr. Avi Brener, Chief Executive Officer of the Company, said that a recovery was recorded in the growth rate of the Israeli economy during the first nine months of the year, as compared with the previous year, although this growth did not encompass all sectors of operation and originated primarily from higher demand on the part of the public sector, rather than private consumption growth.

The unusual increase in energy prices that began in 2004 and grew more severe in 2005 - and primarily in the third quarter of the year - had a material adverse impact on the Group's results during the reported period (January-September
2005).These price hikes included fuel oil and diesel prices, which increased by an unusual 37% in relation to the corresponding period last year. In the third quarter of the current year alone, the prices of fuel oil (a significant factor in the Group's production costs) increased by 15% compared to the second quarter of the year and by 60% in relation to the corresponding quarter last year. Utility prices such as electricity and water also increased during the reported period compared to the corresponding period last year (by 14% and 9%, respectively). The impact of these higher prices on the Group's results in annual terms amounts to a sum of NIS 35 million.

At the same time, the prices of the principal raw materials used by the AIPM Group companies in their various operations, also increased, amounting to an increase of NIS 46 million compared to the corresponding period last year.

Consequently, in order to deal with the said increase in input prices, the Group accelerated its efficiency programs in all companies, operating intensively across all expense areas - while maintaining quality of products and respective market shares. As part of the Company's operations aimed at cutting manufacturing costs and achieving additional environmental goals, the company is continuing to promote the energy-cogeneration plant project in Hadera, using natural gas. The Company is initially preparing for the conversion of its energy-generation systems from the use of fuel oil to natural gas, once the transportation infrastructure of natural gas to Hadera is completed. In connection therewith the Company signed an agreement in London on July 29, 2005, with the Thetis Sea Group, for the purchase of natural gas.

The conversion of fuel oil to natural gas will allow for significant savings, due to the considerable differences between the current prices of fuel oil and natural gas (annual differential of $10 million for the Group). This will serve to improve the Group's competitive situation and its profitability.

The Company's share in the earnings of associated companies (before non-recurring items) totaled NIS 14.1 million during the reported period, as compared with NIS 25.2 million in the corresponding period last year.

The following principal changes were recorded in the Company's share in the earnings of associated companies, in relation to the corresponding period last year (before non-recurring items):

- The Company's share in the net income of Mondi Hadera (49.9%) decreased by NIS 6.6 million. Most of the change in the net income results from the decrease in operating income between the years, as a result of the rebuild of Mondi Hadera's paper machine this year. The massive rebuild which is intended to improve the output of the machine and the quality of the paper, necessitated shut down of manufacturing during the rebuild and was accompanied by a subsequent learning curve, as is expected during such a significant project. The positive results of this project will be evident in 2006.

     The unusual increase in raw material, energy and water prices also adversely affected the profitability of Mondi Hadera. The economic slowdown in Europe is creating a constant erosion in the prices of paper imports, despite the aforementioned increase in raw material and energy prices. This renders it difficult for Mondi Hadera to raise its prices, as warranted from the said price hikes - both on the local and especially in export markets. Mondi Hadera is nevertheless continuing its efforts to raise prices and is further expanding its cost-cutting efforts. At the same time, Mondi Hadera is focusing intensive efforts in product development and in creating differentiation from other import products that will result in a gradual increase of the premium on products.

- The Company's share in the net income of H-K Israel (49.9%) grew by NIS 2.8 million (prior to non-recurring items: loss on account of Club Market on the one hand and a tax benefit on account of a change in taxation rates, on the other hand). The implementation of the efficiency program at H-K, in conjunction with higher prices, served to compensate for the sharp rise in input prices (raw materials and energy) and improved the operating income in the reported period.

- The Company's share in the net income of Ovisan (Turkey) (49.9%) decreased by NIS 3.1 million. Ovisan is continuing its preparation for the expansion of operations in the Turkish market and for the introduction of Kimberly

     Clark's international premium products into the Turkish market, within the framework of the multi-annual program (that is being formulated in conjunction with Kimberly Clark). In this capacity, the local management team was reinforced to enable the realization of the said plan. Ovisan is gearing up for the introduction of the KOTEX(R) line of feminine hygiene products by the end of 2005, to be followed by the introduction of HUGGIES(R) diapers and Kleenex(R) tissue products.

- The Company's share in the net earnings of the Carmel Group (26.25%) fell by NIS 1.8 million, due to the decrease in the operating income, coupled with an increase in financial expenses during the reported period (due to devaluation differentials). The decrease in operating income, despite the quantitative increase in sales, originated primarily from the sharp rise in raw material prices, that was only partially offset by the increase in selling prices (in view of the escalating competition in the corrugating board market), leading to a consequent erosion in the gross margin.

- The Company's share in the TMM net earnings (41.6%) decreased by NIS 3.0 million. A sharp decrease was recorded in the operating income of TMM during the reported period, in relation to the corresponding period last year, due to the significant rise in transportation costs (resulting from significantly higher diesel prices - averaging 36% - compared to the corresponding period last year - an impact of about NIS 6 million). The said increase in diesel prices was not sufficiently compensated for in the selling prices, due to the fact that most of the agreements are linked to the Consumer Price Index (CPI), which rose by only 1.9% this year. The company is intensively carrying out efficiency measures and is attempting to modify some of the agreements, so as to reflect the extraordinary increase in diesel prices.

The Company's share in the earnings of associated companies, including non-recurring items, amounted to NIS 14.5 million in the reported period, following a deduction of NIS 3.5 million as the Company's share in the losses of H-K on account of Club Market and an income of NIS 3.9 million resulting from the Company's share in the tax benefit that was recorded by the associated companies, following the change in the taxation rate.

During the corresponding period last year, the company's share in the earnings of associated companies included a sum of NIS 4.4 million, as AIPM's share in the tax benefit recorded at the companies following the tax reform of 2004. Consequently, the company's share in the earnings of associated companies - including non-recurring items - amounted to NIS 29.6 million during the corresponding period.

A total of 4,558 shares were issued during the reported period (0.1% dilution), as a result of the exercise of 14,647 option warrants as part of the Company's employee stock option plans.

This report contains various forward-looking statements based upon the Board of Directors' present expectations and estimates regarding the operations of the Group and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact differ considerably from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company. The Company undertakes no obligation for publicly updating the said forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

                        AMERICAN ISRAELI PAPER MILLS LTD.
                               SUMMARY OF RESULTS
                                   (UNAUDITED)
                                NIS IN THOUSANDS
                            except per share amounts

                         Nine Months Ended September 30,
                         -------------------------------

                               2005                   2004
                               ====                   ====

Net sales                     364,940               358,316

Net earnings                   37,124(1)             57,023(2)

Earnings per share               9.18(1)              14.05(2)


                        Three Months Ended September 30,
                        --------------------------------

                               2005                   2004
                               ====                   ====

Net sales                     124,899               120,072

Net earnings                   17,583(1)             14,393

Earnings per share               4.35(1)               3.56


(1)   The net earnings of 2005 include a non- recurring loss in the sum of NIS
      3.5 million, on account of AIPM's share in Hogla-Kimberly's loss regarding Club-Market, and a tax benefit in the sum of about NIS 8 million on account of the 2005 tax rate reduction in Israel (including the Company's share in the tax benefit of the associated companies).The tax benefit was recorded in the third quarter of 2005.

(2) The net earnings in the corresponding period include NIS 10.2 million, tax benefit resulting from the tax rate reduction last year (including the Company's share in the tax benefit of the associated companies).

      The representative exchange rate at September 30, 2005 was NIS 4.598=$1.00

                                                                       EXHIBIT 2

                                                                November 9, 2005

MANAGEMENT DISCUSSION

We are honored to present the consolidated financial statements of the American Israeli Paper Mills Ltd. Group ("AIPM") for the first nine months of the year 2005.

A.       A SUMMARIZED DESCRIPTION OF THE GROUP AND ITS BUSINESS ENVIRONMENT

         1.       GENERAL

                  AIPM deals in the manufacture and sale of paper, in the recycling of paper waste and in the marketing of office supplies - through subsidiaries. The Company also holds associated companies that deal in the manufacture and marketing of fine paper, in the manufacture and marketing of household paper products, hygiene products, disposable diapers and complementary kitchen products, corrugated board containers, packaging for consumer goods and the handling of solid waste.

                  The company's securities are traded on the Tel Aviv Stock Exchange and on the American Stock Exchange (AMEX).

         2.       THE BUSINESS ENVIRONMENT

                  A recovery was recorded in the growth rate of the Israeli economy during the first nine months of the year, as compared with the previous year, although this growth did not encompass all sectors of operation and originated primarily from higher demand on the part of the exceptional public sector, rather than private consumption growth.

                  The unusual increase in energy prices that began in 2004 and grew more severe in 2005 - and primarily in the third quarter of the year - had a material impact on AIPM's results during the reported period (January-September 2005).

                  These price increases included fuel oil and diesel prices, which increased by an unusual 37% compared to the corresponding period last year (January-September 2004). It should be noted that in the third quarter of the current year alone, the prices of fuel oil (a significant factor in the Group's production costs) increased by 15% compared to the second quarter of the year and by 60% compared to the corresponding quarter last year. Utility prices such as electricity and water increased grew during the reported period compared to the corresponding period last year (by 14% and 9%, respectively).

                  The impact of these higher prices on the Group's results in annual terms amounts to a sum of NIS 35 million.

                  At the same time, the prices of the principal raw materials used by the Group companies in their various operations, also continued to rise, amounting to an additional cost of NIS 46 million compared to the corresponding period last year.

                  Due to the crisis in the European economy and the over-capacity in the paper sector, low-priced import of paper is arriving in Israel and renders it impossible to raise prices, as warranted by the said increase in prices.

                  Consequently, in order to deal with the said rise in input prices, the Group accelerated its efficiency programs in all companies, operating intensively across all expense areas while maintaining quality of products and market shares.

                  Moreover, the Group raised the selling prices of its products, albeit only partially and not to the extent warranted by the higher input prices - due to the economic conditions outlined above, the moderated demand and the escalating competition against both imports and local manufacturers.

                  The said efficiency measures, together with the partially-higher prices, rendered it possible to reduce the heavy impact of the rising input prices on the results.

                  The Group is currently continuing its efforts to improve selling prices, on the one hand, while extending the efficiency measures, on the other hand, in order to compensate for the said higher prices.

                  As part of the Company's operations, aimed at cutting manufacturing costs and achieving additional environmental improvements, the Company is continuing to promote the energy co-generation plant project in Hadera, using natural gas. The company is initially preparing for the conversion of its energy-generation systems from the use of fuel oil to natural gas, once the transportation infrastructure of natural gas to Hadera is completed.

                  In connection therewith, the Company signed an agreement in London on July 29, 2005, with the Thetis Sea Group, for the purchase of natural gas. The gas that will be purchased is intended to fulfill the Company's requirements in the coming years, for the operation of its existing energy co-generation plant at the Hadera mill, which will be converted for the use of natural gas, instead of the current use of fuel oil. The overall financial volume of the transaction totals $40 million over the term of the agreement (5 years from the initial supply of gas, but no later than Jul-1-2011).

                  The conversion of fuel oil to natural gas allows for significant savings, due to the considerable differences between the current prices of fuel oil and the price of natural gas (annual differential of $10 million for the Group). This will serve to improve the Group's competitive situation and its profitability.

                  The exchange rate of the shekel (NIS) vis-a-vis the US dollar was devaluated by 6.7% during the reported period, as compared with a devaluation of 2.4% during the corresponding period last year.

                  The inflation rate during the reported period amounted to 1.9%, as compared with an inflation rate of 1.2% in the corresponding period last year.

B.       RESULTS OF OPERATIONS

         1.       AGGREGATE DATA

                  Since the Company's share in the earnings of associated companies constitutes a material component in the company's statement of income (primarily on account of its share in the earnings of Mondi Business Hadera Paper Ltd. (Mondi Hadera) and Hogla-Kimberly that were consolidated in the past, until the transfer of control over these companies to its international strategic partners), we present the aggregate data, which include the results of all the companies in the AIPM Group (including the associated companies whose results appear in the financial statements under "earnings from associated companies"), net of mutual sales and without considering the rate of holding.

                  The aggregate sales amounted to NIS 2,093.0 million during the reported period, as compared with NIS 2,002.3 million in the corresponding period last year.

                  The aggregate sales in the third quarter of the year (July-September 2005) totaled NIS 722.1 million, as compared with NIS 664.9 million in the corresponding quarter last year (July-September 2004).

                  The aggregate operating profit totaled NIS 104.3 million during the reported period, as compared with NIS 147.0 million in the corresponding period last year.

                  The aggregate operating income in the third quarter of the year totaled NIS 39.0 million, as compared with NIS 41.9 million in the corresponding quarter last year.

                  The aggregate operating income data for the reported period this year, as presented above, do not include the provision for loss in the sum of NIS 10.6 million, that was recorded at Hogla Kimberly this year on account of the collapse of the Club Market chain.

         2.       CONSOLIDATED DATA

               The information set forth below does not include the results of operation of Mondi Hadera, Hogla-Kimberly, Carmel and TMM Integrated Recycling Industries.

                  The sales during the reported period amounted to NIS 364.9 million, as compared with NIS 358.3 million in the corresponding period last year.

                  The sales in the third quarter of the year amounted to NIS
                  124.8 million, as compared with NIS 120.1 million in the corresponding quarter last year.

                  The operating income totaled NIS 36.5 million during the reported period, as compared with NIS 40.6 million in the corresponding period last year.

                  The operating income in the third quarter of the year totaled NIS 10.7 million, as compared with NIS 13.3 million in the corresponding quarter last year.

         3.       NET PROFIT AND EARNINGS PER SHARE

                  The net profit amounted to NIS 37.1 million in the reported period, as compared with NIS 57.0 million in the corresponding period last year.

                  The net profit during the reported period includes a non-recurring loss of NIS 3.5 million, representing the Company's share in the net loss (after taxes) recorded by an associated company (Hogla-Kimberly) due to the Club Market collapse. On the other hand, a tax benefit of NIS 8 million is included (including the Company's share in the benefit in the associated companies), on account of the impact of the reforms in taxation legislation that was approved by the Israeli Knesset (parliament) on July 25, 2005, that will gradually lower the corporate tax rate to a level of 25% by 2010.

                  During the corresponding period last year, non-recurring income in the amount of NIS 10.2 million was recorded in the company's financial statements, on account of the tax benefit (including the company's share in the benefit at the associated companies), originating from the change in deferred taxes on account of the lowering of the tax rate, that entered into effect in June 2004.

                  The net profit before non-recurring items totaled NIS 32.7 million during the reported period, as compared with NIS 46.8 million in the corresponding period last year.

                  Earnings per share (EPS), before non-recurring items, in the reported period this year totaled NIS 806 per NIS 1 par value ($1.75 per share), as compared with NIS 1,154 per NIS 1 par value in the corresponding period last year ($2.57 per share).

                  Earnings per share (EPS), before non-recurring items, in the third quarter this year totaled NIS 236 per NIS 1 par value ($0.51 per share), as compared with NIS 355 per NIS 1 par value in the corresponding quarter last year ($0.79 per share).

                  The return on shareholders' equity in annual terms, before non-recurring items, amounted to 7.6% during the reported period, as compared with 10.2% in the corresponding period last year.

      C.    ANALYSIS OF OPERATIONS AND PROFITABILITY

            The analysis set forth below is based on the consolidated data.

            1.    SALES

                  The consolidated sales during the reported period amounted to NIS 364.9 million, as compared with NIS 358.3 million in the corresponding period last year.

                  The growth in sales compared to the corresponding period last year originated from quantitative growth, primarily in the local market, coupled with partial adjustments of product prices.

            2.    COST OF SALES

                  The cost of sales amounted to NIS 288.6 million - or 79.1% of sales - during the reported period, as compared with NIS 276.8 million - or 77.2% of sales - in the corresponding period last year.

                  The gross margin as a percentage of sales reached 20.9% during the reported period, as compared with 22.8% in the corresponding period last year.

                  The decrease in the gross margin originated primarily from an increase in raw material prices (9% in paper waste), coupled with an extraordinary increase in energy prices and utilities (37% in fuel oil, 14% in electricity and 9% in water) and was partially offset by quantitative growth in the sale of paper waste, higher selling prices and the continuing efficiency processes in all areas of operation.

                  LABOR WAGES

                  The wage component in the cost of sales and in the selling, general and administrative expenses amounted to NIS 109.6 million in the reported period, as compared with NIS 108.1 million in the corresponding period last year.

            3.    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

                  The selling, general and administrative expenses (including wages) amounted to NIS 39.9 million in the reported period - or 10.9% of sales - as compared with NIS 40.9 million - or 11.4% of sales - in the corresponding period last year. The decrease in selling, general and administrative expenses originated from cost-cutting and efficiency measures, which were partially offset by the growth in the volume of operations.

            4.    OPERATING INCOME

                  The operating profit totaled NIS 36.5 million during the reported period (10.0% of sales), as compared with NIS 40.6 million (11.3% of sales) in the corresponding period last year.

            5.    FINANCIAL EXPENSES

                  The financial expenses during the reported period amounted to NIS 8.2 million, as compared with NIS 7.6 million in the corresponding period last year.

                  The total average of the company's net, interest-bearing liabilities grew by approximately NIS 52 million, between the periods. The growth originated primarily from the payment of NIS 100 million in dividends in September 2004, and the investments in fixed assets, minus the dividend received from an associated company (NIS 21.8 million) and the positive cash flows for the period.

                  Moreover, the cost of the transaction for hedging the Company's Series 2 notes against a rise in the CPI has risen to 1.3% per annum in 2005, as compared with 0.92% per annum in 2004 and resulted in an increase in costs related to the notes.

                  Nevertheless, the Consumer Price Index grew by an actual of 1.9% during the first nine months of the year and additional financing costs of NIS 1.7 million were saved due to the hedging transaction.

                  The decrease in the average interest rate in the economy, due to the decreasing interest rate, and the higher devaluation of the NIS against the dollar this year (that served to increase the revenues from the company's dollar-denominated assets) resulted in the fact that the financial expenses grew only slightly this year compared to the corresponding period last year.

            6.    TAXES ON INCOME

                  Taxes on income from current activities amounted to NIS 9.8
                                  -----------------------
                  million in the reported period, as compared with NIS 11.4 million in the corresponding period last year.

                  The main reasons for the decrease in tax expenses during the reported period compared to the corresponding period last year are the decrease in pre-tax earnings this year and the lower tax rates this year, compared to last year.

                  The tax expenses amounted to a total of NIS 5.6 million this year, similar to last year, due to the recording of a NIS 4.2 million tax benefit this year on the Company's deferred taxes, on account of the impact of the tax reforms, that were approved by the Knesset in July this year (regarding the gradual reduction of corporate tax rates to a level of 25% by
                  2010).
                  A tax benefit of NIS 5.8 million was recorded in the financial statements during the corresponding period last year on account of the impact of the corporate tax change last year on the company's deferred taxes.

            7. PROFIT AFTER TAXES AND PRIOR TO THE COMPANY'S SHARE IN THE EARNINGS OF ASSOCIATED COMPANIES

                  The profit after taxes and before the Company's share in the earnings of associated companies for the reported period, amounted to NIS 22.6 million, as compared with NIS 27.4 million during the corresponding period last year.

            8.    COMPANY'S SHARE IN EARNINGS OF ASSOCIATED COMPANIES

                  The companies whose earnings are reported under this item (according to AIPM's holdings therein), include primarily:
                  Mondi Hadera, Hogla-Kimberly, Carmel and TMM.

                  The Company's share in the earnings of associated companies (before non-recurring items) totaled NIS 14.1 million during the reported period, as compared with NIS 25.2 million in the corresponding period last year.

                  The following principal changes were recorded in the Company's share in the earnings of associated companies, in relation to the corresponding period last year (before non-recurring items):

                  - The Company's share in the net income of Mondi Hadera (49.9%) decreased by NIS 6.6 million. Most of the change in the net income results from the decrease in operating income between the years, as a result of the rebuild of Mondi Hadera's paper machine this year. The massive rebuild intended to improve the output of the machine and the quality of the paper, necessitated shut down of manufacturing during the rebuild and was accompanied by a subsequent learning curve, as is expected during such a significant project. The results of this rebuild project will be evident in 2006.

                           The unusual increase in raw material, energy and water prices also adversely affected the profitability of Mondi Hadera. The economic slowdown in Europe is creating an erosion in the prices of paper imports, despite the aforementioned increase in raw material and energy prices. This renders it difficult for Mondi Hadera to raise its prices, as warranted from the said price hikes - both on the local and especially in export markets. Mondi Hadera is nevertheless continuing its efforts to raise prices and is further expanding its cost-cutting efforts.

                           In addition, Mondi Hadera is focusing intensive efforts in product development and in creating differentiation form other import products that will result in a gradual increase of the premium on products.

                  - The company's share in the net income of Hogla Kimberly Israel (49.9%) grew by NIS 2.8 million (prior to non-recurring items: loss on account of Club Market on the one hand and a tax benefit on account of a change in taxation rates, on the other hand). The implementation of the efficiency program at Hogla Kimberly, in conjunction with higher prices, served to compensate for the sharp rise in input prices (raw materials and energy) and improved the operating income in the reported period.

                  - The Company's share in the net income of Ovisan (Turkey) (49.9%) decreased by NIS 3.1 million. Ovisan is continuing its preparation for the expansion of operations in the Turkish market and for the introduction of Kimberly Clark's international premium products into the Turkish market, within the framework of the multi-annual program (that is being formulated in conjunction with Kimberly Clark). In this capacity, the local management team was reinforced, to enable the realization of the said plan. Ovisan is gearing up for the introduction of the KOTEX(R) line of feminine hygiene products by the end of 2005, to be followed by the introduction of HUGGIES(R) diapers and Kleenex(R) tissue products.

                  - The Company's share in the net earnings of the Carmel Group (26.25%) fell by NIS 1.8 million, due to the decrease in the operating income, coupled with an increase in financial expenses during the reported period (due to devaluation differentials). The decrease in operating income, despite the quantitative increase in sales, originated primarily from the sharp rise in raw material prices, that was only partially offset by the rise in selling prices (in view of the escalating competition in the corrugating board market), leading to a consequent erosion in the gross margin.

                  - The Company's share in the TMM net earnings (41.6%) decreased by NIS 3.0 million. A sharp decrease was recorded in the operating income of TMM during the reported period, in relation to the corresponding period last year, due to the significant rise in transportation costs (resulting from significantly higher diesel prices - averaging 36% - compared to the corresponding period last year - an impact of NIS 6 million). The said increase in diesel prices was not sufficiently compensated for in the selling prices, due to the fact that most of the agreements are linked to the Consumer Price Index (CPI), which rose by only 1.9% this year. The company is intensively carrying out efficiency measures and is attempting to modify some of the agreements, so as to reflect the extraordinary increase in diesel prices.

                  The Company's share in the earnings of associated companies, including non-recurring items, amounted to NIS 14.5 million in the reported period, following a deduction of NIS 3.5 million (as AIPM's share in the losses of Hogla Kimberly on account of Club Market), and an income amounting to NIS 3.9 million resulting from the company's share in the tax benefit that was recorded by the associated companies, following the change in the taxation rate.

                  During the corresponding period last year, the company's share in the earnings of associated companies included a sum of NIS
                  4.4 million, as AIPM's share in the tax benefit recorded at the companies following the tax reform of 2004. Consequently, the company's share in the earnings of associated companies - including non-recurring items - amounted to NIS 29.6 million during the corresponding period.

D.    LIQUIDITY AND INVESTMENTS

      1.    ACCOUNTS RECEIVABLE - TRADE

            Accounts Receivable, as at September 30, 2005, amounted to NIS 150.9 million, as compared with NIS 155.1 million at September 30, 2004 and NIS 143.3 million at December 31, 2004.

            The change in accounts receivable in the course of the year is primarily attributed to a certain increase in the days of customer credit, coupled with the timing of payment receipts from customers toward the end of the third quarter of the year.

      2.    CASH FLOWS

            The cash flows from operating activities (excluding dividend from a consolidated subsidiary) amounted to NIS 49.7 million during the reported period this year, as compared with NIS 33.8 million in the corresponding period last year (including the dividend received from an associated company, the cash flows this year amounted to NIS 71.5 million). The improvement in the cash flows from operating activities during the reported period originated primarily from the reduction in working capital, partially due to sums that should have been received in late 2004 and were received at the beginning of 2005.

      3.    INVESTMENTS IN FIXED ASSETS

            The investments in fixed assets amounted to NIS 54.7 million during the reported period, as compared with NIS 20.9 million during the corresponding period last year, and included investments in real estate (in Hadera and Nahariya - including buildings - in the amount of NIS 32.8 million), in storage and compaction equipment, in compactors, in machines, equipment and transportation equipment. The investment in real estate in Hadera was made as part of the preparations for the planned construction of the power co-generation plant, to which end the company acquired 21.5 acres of agricultural land during the reported period, in direct proximity to its Hadera plant, for a sum of NIS 20 million (approx. $4.4 million).

      4.    FINANCIAL LIABILITIES

            The long-term liabilities (including current maturities) amounted to NIS 266.9 million as at September 30, 2005, as compared with NIS
            270.9 million as at September 30, 2004.
            The long-term liabilities include primarily two series of debentures:
            Series 1 - NIS 27.2 million, for repayment until 2009.
            Series 2 - NIS 205.6 million, for repayment between 2007 and 2013.

            The balance of short-term credit, as at September 30, 2005, amounted to NIS 91.4 million, as compared with NIS 112.6 million at September 30, 2004.
            The positive cash flows for the period and the repayment of deposits (due to the lower creditory interest rate) served for financing the investments in fixed assets, for the payment of NIS 50 million in dividends in September this year and for the reduction of short-term credit.

E.    EXPOSURE AND MANAGEMENT OF MARKET RISKS

      Pursuant to the Management Discussion dated December 31, 2004, which outlined the essence of the exposure and management of market risks, as set forth by the board of directors, the following is an update, true to September 30, 2005:

      The Company possesses CPI-linked liabilities (net of deposits) in the net overall sum of NIS 236 million, with the interest thereupon being no higher than the market interest rate. In the event that the inflation rate shall rise significantly, a loss may be recorded in the Company's financial statements, due to the surplus of CPI-linked liabilities. The company consequently entered into a forward transaction, with a term of one year - until the end of 2005, to hedge a sum of NIS 200 million against a rise in the CPI (at a cost of 1.3% per annum).

       REPORT OF LINKAGE BASES

       The following are the balance sheet items, according to linkage bases, as at December 31, 2004 and updated for September 30, 2005:

---------------------------------------------- ----------- ------------ ---------------- ----------- --------------
IN NIS MILLIONS                                UNLINKED    CPI-LINKED   IN FOREIGN       NON-MONETARY    TOTAL
                                                                        CURRENCY, OR     ITEMS
                                                                        LINKED THERETO
                                                                        (PRIMARILY US$)
---------------------------------------------- ----------- ------------ ---------------- ----------- --------------
ASSETS
------
CASH AND CASH EQUIVALENTS                              1.2                       1.6                         2.8
SHORT-TERM DEPOSITS AND INVESTMENTS                   11.4                                                  11.4
OTHER ACCOUNTS RECEIVABLE                            203.7         0.2          49.5             9.3       262.7
INVENTORIES                                                                                     83.4        83.4
INVESTMENTS IN ASSOCIATED COMPANIES                   57.2         6.4           9.2           357.2       430.0
DEFERRED TAXES ON INCOME                                                                         6.5         6.5
FIXED ASSETS, NET                                                                              352.5       352.5
DEFERRED EXPENSES, NET OF ACCRUED                                                                1.0         1.0
    AMORTIZATION
---------------------------------------------- ----------- ------------ ---------------- ----------- --------------
TOTAL ASSETS                                         273.5         6.6          60.3           809.9     1,150.3
                                                     -----         ---          ----           -----     -------
LIABILITIES
-----------
SHORT-TERM CREDIT FROM BANKS                          90.5                       0.9                        91.4
ACCOUNTS PAYABLE                                     162.3         9.5           9.4                       181.2
DEFERRED TAXES ON INCOME                                                                        45.8        45.8
NOTES  - INCLUDING CURRENT MATURITIES                            232.8                                     232.8
OTHER LIABILITIES - INCLUDING CURRENT                 32.8                       1.3                        34.1
    MATURITIES
SHAREHOLDERS' EQUITY                                                                           565.0       565.0
---------------------------------------------- ----------- ------------ ---------------- ----------- --------------
TOTAL LIABILITIES AND EQUITY                         285.6       242.3          11.6           610.8     1,150.3
                                                     -----       -----          ----           -----     -------
---------------------------------------------- ----------- ------------ ---------------- ----------- --------------
SURPLUS FINANCIAL ASSETS (LIABILITIES) AS AT
SEPTEMBER 30, 2005                                   (12.1)     (235.7)         48.7           199.1         -
---------------------------------------------- ----------- ------------ ---------------- ----------- --------------
SURPLUS FINANCIAL ASSETS (LIABILITIES) AS AT
DECEMBER 31, 2004                                    (24.6)     (177.5)         44.4           157.7         -
---------------------------------------------- ----------- ------------ ---------------- ----------- --------------


      ASSOCIATED COMPANIES

      AIPM is exposed to various risks associated with operations in Turkey, where Hogla-Kimberly is active through its subsidiary, Ovisan. These risks originate from concerns regarding economic instability and elevated interest rates, which characterized the Turkish economy in the past and that may recur and harm the Ovisan operations.

F.    FORWARD-LOOKING STATEMENTS

      This report contains various forward-looking statements, based upon the Board of Directors' present expectations and estimates regarding the operations of the Group and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact considerably differ from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the company. The Company undertakes no obligation to publicly update such forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

G.    DONATIONS AND CONTRIBUTIONS

      The AIPM Group, within the framework of its business and social commitment, invests efforts and funds in community assistance and support, while focusing on providing help to the weaker echelons of Israeli society
      - and primarily teenagers - as part of a desire to build and contribute to shaping the human fabric of Israeli society.
      As part of this policy, the company makes contributions to various institutions that are active in the said areas, while also participating, through its employees, in volunteering work in the community, for promoting these same objectives.

      Moreover, a sum totaling NIS 105 thousand was granted for student scholarships and for a project this year, through the Shenkar Foundation, that was established by the company together with its Austrian strategic partner in Mondi Hadera.

H. UPDATE REGARDING THE DESCRIPTION OF THE COMPANY'S BUSINESS IN THE ISRAELI PERIODICAL REPORT FOR 2004

      o On July 29, 2005, the Company signed an agreement in London with the Thetis Sea Group, for the purchase of natural gas. The gas that will be purchased is intended to fulfill the Company's requirements in the coming years, for the operation of its energy co-generation plant at the Hadera mill, that will be converted for the use of natural gas, instead of the current use of fuel oil. The overall financial volume of the transaction totals $40 million over the term of the agreement (5 years from the initial supply of gas, but no later than July 1, 2011).

      o Due to the collapse of the Club Market chain, that entered into a stay of proceedings in July this year, an associated company - Hogla Kimberly - recorded an additional provision for doubtful debts, in the amount of NIS 10.6 million. The total provision amounts to 75% of the debt. This provision, net of the tax influence, led to a net non-recurring loss of NIS 7 million at Hogla Kimberly, of which AIPM's share totals a net sum of NIS 3.5 million.

I.    PEER GROUP SURVEY

      The Israeli Securities Authority published a directive in July 28, 2005, requiring disclosure regarding consent for conducting a "Peer Review" that is intended - as mentioned in the directive - to put in motion a process of control over the work of the auditing certified public accountants. The Company does not object to a Peer Review and is willing to cooperate in promoting this process. Nevertheless, an agreement to participate in the survey involves certain significant legal issues having to do, inter alia, with the non-disclosure of confidential information that the company discloses to the auditing CPAs, matters related to the prevention of conflicts of interest and liability toward the company in the event that confidential information is disclosed by the survey team. As of the date hereof, a satisfactory solution to these issues has yet to be found. The Company's board of directors has consequently authorized the Company to defer the resolution regarding the consent to conduct a Peer Review, until the said issues are resolved.

      The Company is satisfied regarding the appropriateness of the auditing of its financial statements by its auditing CPAs, among others due to the fact that it has selected one of the Big Four international CPA firms, which possess well-defined working procedures.

J.    GENERAL

      o In August 2005, the company announced the distribution of a dividend for 2005, in the amount of about NIS 50 million (NIS 12.5 per share). The dividend was paid in September 2005.

      o 4,558 shares were issued during the reported period (0.1% dilution), on account of the exercise of 14,647 option warrants as part of the Company's stock employee option plans.

      o The Company recently acquired a land plot of 21.5 acres, next to its Hadera plant, in return for $4.4 million.

      o     In July 2005, Carmel Container Systems Ltd. - an associated company
            - completed its delisting process from the AMEX.


      ---------------------                                ----------------
          Y. Yerushalmi                                       Avi Brenner
     Chairman of the Board of                               General Manager
            Directors

                                                                       EXHIBIT 3


AMERICAN ISRAELI PAPER MILLS LTD.

SUMMARY OF CONSOLIDATED BALANCE SHEETS
NIS IN THOUSANDS

                                                  SEPT. 30, 2005   SEPT. 30, 2004   DEC. 31, 2004
                                                    (UNAUDITED)      (UNAUDITED)      (AUDITED)
                                                    ----------       ----------       ----------
CURRENT ASSETS :

Cash and cash equivalents                                2,810            4,088            7,813

Short-term deposits and investments                     11,409           62,087           62,464

Receivables :
    Trade                                              150,931          155,141          143,275
    Other                                              111,691          137,975          101,840

Inventories                                             83,389           87,645           83,220
                                                    ----------       ----------       ----------
Total current assets                                   360,230          446,936          398,612

INVESTMENTS AND LONG TERM RECEIVABLES:

Investments in associated companies                    430,036          402,090          431,752

Deferred income taxes                                    6,511            3,885            6,511
                                                    ----------       ----------       ----------
                                                       436,547          405,975          438,263

FIXED ASSETS

Cost                                                 1,023,532          969,531          974,462
Less - accumulated depreciation                        670,996          644,510          650,056
                                                    ----------       ----------       ----------
                                                       352,536          325,021          324,406

Deferred charges -
    net of accumulated amortization                        986            1,146            1,106
                                                    ----------       ----------       ----------
                                                     1,150,299        1,179,078        1,162,387
                                                    ----------       ----------       ----------

CURRENT LIABILITIES:

Credit from banks and others                            91,754          112,573          112,684

Current maturities of long-term notes                    6,774            6,668            6,648

Payables and accured liabilities :

    Trade                                               86,606           84,132           87,556

    Other                                               94,501           85,021           66,355
                                                    ----------       ----------       ----------
Total current liabilities                              279,635          288,394          273,243

LONG-TERM LIABILITIES

Deferred income taxes                                   45,836           54,672           52,562

Loans from banks and other liabilities (net of current maturities):

    Notes                                              226,045          229,181          228,499

    Other liabilities                                   33,766           35,067           32,770
                                                    ----------       ----------       ----------
Total long term liabilities                            305,647          318,920          313,831

Total liabilities                                      585,282          607,314          587,074

SHAREHOLDERS' EQUITY :

Share capital                                          125,257          125,257          125,257

Capital surplus                                         90,060           90,060           90,060

Capital surplus on account of tax benefit from
    exercise of employee options                           340

Currency adjustments in respect of financial
    statements of associated companies                    (621)            (647)          (2,807)

Retained earnings                                      349,981          357,094          362,803
                                                    ----------       ----------       ----------
                                                       565,017          571,764          575,313
                                                    ----------       ----------       ----------
                                                     1,150,299        1,179,078        1,162,387
                                                    ----------       ----------       ----------



The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LTD.

SUMMARY OF CONSOLIDATED STATEMENTS OF INCOME
NIS IN THOUSANDS

                                                             NINE-MONTH PERIOD           THREE-MONTH PERIOD       YEAR ENDED
                                                              ENDED SEPT. 30               ENDED SEPT. 30          DEC. 31
                                                           2005            2004          2005           2004         2004
                                                       -------------  ------------- -------------  ------------- -------------
                                                                (UNAUDITED)                  (UNAUDITED)           (AUDITED)
                                                                -----------                  -----------           ---------
    Net sales                                               364,940        358,316       124,899        120,072       482,854

    Cost of sales                                           288,569        276,764       100,841         93,390       375,904
                                                       -------------  ------------- -------------  ------------- -------------
    Gross profit                                             76,371         81,552        24,058         26,682       106,950
                                                       -------------  ------------- -------------  ------------- -------------

    Selling and marketing, administrative and general expenses :

        Selling and marketing                                23,081         23,267         8,329          7,363        30,595
        Administrative and general                           16,778         17,681         4,989          6,053        22,425
                                                       -------------  ------------- -------------  ------------- -------------
                                                             39,859         40,948        13,318         13,416        53,020
                                                       -------------  ------------- -------------  ------------- -------------
    Income from ordinary operations                          36,512         40,604        10,740         13,266        53,930

    Financial expenses - net                                  8,241          7,617         3,967          3,146        13,118
                                                       -------------  ------------- -------------  ------------- -------------
    Income before taxes on income                            28,271         32,987         6,773         10,120        40,812

    Taxes on income (tax benefit) (see note 2)                5,634          5,576          (866)         3,700         3,152
    Income from operations of the company
                                                       -------------  ------------- -------------  ------------- -------------
         and the consolidated subsidiaries                   22,637         27,411         7,639          6,420        37,660


    Share in profits of associated companies - net           14,487  *      29,612 *       9,944  *       7,973 *      25,072 *
                                                       -------------  ------------- -------------  ------------- -------------
    Net income for the period                                37,124         57,023        17,583         14,393        62,732
                                                       -------------  ------------- -------------  ------------- -------------


    NET INCOME PER NIS 1 PAR VALUE OF SHARES (IN N.I.S)         918          1,405           435            356         1,544
                                                       -------------  ------------- -------------  ------------- -------------

* In 2005 (accumulative) including loss on account of an additional provision for doubtful accounts in an associated company, in the sum of NIS 3.5 million, net (the company's share).

     In 2005 (third quarter and accumulative) including a tax benefit income in the associated companies, originating from the change in the tax rate, in the sum of NIS 3.9 million (the company's share). See note 2.

     In 2004 (accumulative) including a tax benefit income in the associated companies, originating from the change in the tax rate last year, in the sum of NIS 4.4 million (the company's share). See note 2.

     The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LTD.

SUMMARY OF STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
NIS IN THOUSANDS

                                                                                               CURRENCY
                                                                                  CAPITAL      ADJUSTMENTS
                                                                                SURPLUS ON    IN RESPECT OF
                                                                                 ACCOUNT OF    FINANCIAL
                                                                                 TAX BENEFIT  STATEMENTS OF
                                                                                FROM EXERCISE AN ASSOCIATED
                                                             SHARE     CAPITAL   OF EMPLOYEE  COMPANY AND  RETAINED
                                                            CAPITAL    SURPLUS    OPTIONS    A SUBSIDIARY  EARNINGS     TOTAL
                                                           ---------- ---------- ---------- ------------- ---------- ----------

Balance at January 1, 2005 (audited)                         125,257     90,060                   (2,807)   362,803    575,313

Changes during the nine month period ended
    September 30, 2005 (unaudited):

Net income                                                                                                   37,124     37,124

Dividend distributed                                                                                        (49,946)   (49,946)

Exercise of employees options into shares                          *                   340                                 340

Adjustments due to the translation respect of financial
    statements of associated companies                                                             2,186                 2,186

                                                           ---------- ---------- ---------- ------------- ---------- ----------
Balance at September 30, 2005 (unaudited)                    125,257     90,060        340          (621)   349,981    565,017
                                                           ---------- ---------- ---------- ------------- ---------- ----------


Balance at January 1, 2004 (audited)                         125,257     90,060                   (1,122)   400,035    614,230

Changes during the nine month period ended
    September 30, 2004 (unaudited) :

Net income                                                                                                   57,023     57,023

Dividend distributed                                                                                        (99,964)   (99,964)

Exercise of employees options into shares                          *                                                         *

Adjustments due to the translation respect of financial
    statements of associated companies                                                               475                   475

                                                           ---------- ----------            ------------- ---------- ----------
Balance at September 30, 2004 (unaudited)                    125,257     90,060                     (647)   357,094    571,764
                                                           ---------- ----------            ------------- ---------- ----------

Balance at July 1, 2005 (unaudited)                          125,257     90,060        267        (1,356)   382,344    596,572

Changes during the three month period
    ended September 30, 2005 (unaudited):

Net income                                                                                                   17,583     17,583

Dividend distributed                                                                                        (49,946)   (49,946)

Exercise of employees options into shares                          *                    73                                  73

Adjustments due to the translation respect of financial
    statements of associated companies                                                               735                   735
                                                           ---------- ---------- ---------- ------------- ---------- ----------
Balance at September 30, 2005 (unaudited)                    125,257     90,060        340          (621)   349,981    565,017
                                                           ---------- ---------- ---------- ------------- ---------- ----------


Balance at July 1, 2004 (unaudited)                          125,257     90,060                     (279)   442,665    657,703

Changes during the three month period
    ended September 30, 2004 (unaudited):

Net income                                                                                                   14,393     14,393

Dividend distributed                                                                                        (99,964)   (99,964)

Exercise of employees options into shares                          *                                                         *

Adjustments due to the translation respect of financial
    statements of associated companies                                                              (368)                 (368)

                                                           ---------- ----------            ------------- ---------- ----------
Balance at September 30, 2004 (unaudited)                    125,257     90,060                     (647)   357,094    571,764
                                                           ---------- ----------            ------------- ---------- ----------


Balance at January 1, 2004 (audited)                         125,257     90,060                   (1,122)   400,035    614,230

Changes during the year ended December 31, 2004
    (audited) :

Net income                                                                                                   62,732     62,732

Dividend distributed                                                                                        (99,964)   (99,964)

Exercise of employees options into shares                          *                                                         *

Adjustments due to the translation respect of financial
    statements of associated companies                                                            (1,685)               (1,685)

                                                           ---------- ----------            ------------- ---------- ----------
Balance at December 31, 2004 (audited)                       125,257     90,060                   (2,807)   362,803    575,313
                                                           ---------- ----------            ------------- ---------- ----------

* Represents a sum under 1,000 NIS.

The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LTD.

SUMMARY OF CONSOLIDATED STATEMENTS OF CASH FLOWS
NIS IN THOUSANDS

                                                            NINE-MONTH      NINE-MONTH     THREE-MONTH   THREE-MONTH
                                                           PERIOD ENDED    PERIOD ENDED    PERIOD ENDED  PERIOD ENDED   YEAR ENDED
                                                          SEPT. 30, 2005  SEPT. 30, 2004 SEPT. 30, 2005 SEPT. 30, 2004 DEC. 31, 2004
                                                            (UNAUDITED)    (UNAUDITED)    (UNAUDITED)    (UNAUDITED)     (AUDITED)
                                                             --------       --------       --------       --------       --------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period                                      37,124         57,023         17,583         14,393         62,732
Adjustments to reconcile net income to net cash
      provided by operating activities (*):                    34,360        (23,221)       (13,107)          (365)       (15,637)
                                                             --------       --------       --------       --------       --------
Net cash provided by operating activities                      71,484         33,802          4,476         14,028         47,095
                                                             --------       --------       --------       --------       --------

CASH FLOWS FROM INVESTING ACTIVITIES :
Purchase of fixed assets                                      (54,711)       (20,943)       (31,670)        (8,823)       (30,952)
Short-term deposits and investments - net                      51,003        (41,999)                       45,000        (42,000)
Associated companies :
      Investment in associated companies and
          loans granted                                        (2,762)          (779)                                       (779)
      Repayment of loans                                                      13,688                         6,806         13,688
Proceeds from sale of fixed assets                              6,432            670          6,080            232          1,001
                                                             --------       --------       --------       --------       --------
Net cash provided by (used in) investing activities               (38)       (49,363)       (25,590)        43,215        (59,042)
                                                             --------       --------       --------       --------       --------

CASH FLOWS FROM FINANCING ACTIVITIES :
Long-term loans received                                        1,746                           292
Repayment of long-term loans                                     (276)          (382)          (276)                        (383)
Redemption of Notes                                            (6,681)        (6,666)                                      (6,666)
Dividend paid                                                 (49,946)       (99,964)       (49,946)       (99,964)       (99,964)
Short-term bank credit and loans - net                        (21,292)       (32,045)        62,857        (22,943)       (31,933)
                                                             --------       --------       --------       --------       --------
Net cash provided by (used in) financing activities           (76,449)      (139,057)        12,927       (122,907)      (138,946)
                                                             --------       --------       --------       --------       --------

Decrease in cash and cash equivalents                          (5,003)      (154,618)        (8,187)       (65,664)      (150,893)
Balance of cash and cash equivalents at
    beginning of period                                         7,813        158,706         10,997         69,752        158,706
                                                             --------       --------       --------       --------       --------
Balance of cash and cash equivalents at end of period           2,810          4,088          2,810          4,088          7,813
                                                             --------       --------       --------       --------       --------

(*) Adjustments to reconcile net income to net cash provided by operating activities:

INCOME AND EXPENSES NOT INVOLVING CASH FLOWS:

Associated companies:
     Share in profits of associated companies - net           (14,487)       (29,612)        (9,944)        (7,973)       (25,072)
     Dividend received from those companies                    21,761
Depreciation and amortization                                  23,760         21,300          7,871          7,222         28,633
Deferred income taxes - net                                    (7,325)        (7,729)        (4,562)          (236)       (10,096)
Capital (gains) losses on sale of fixed assets                 (3,491)          (286)        (3,367)           (52)           508
Loss (income) from short-term deposits and investments,
    not realized                                                   52            (88)          (112)          (334)          (464)
Linkage differences (erosion) of principal of long-term
    loans from banks and others - net                            (112)            65           (112)            (9)           (26)
Exchange and linkage differences on Notes                       4,353          2,886          3,183                         2,184
Erosion of long-term loans to associated companies               (844)        (1,033)          (158)           (77)          (721)
CHANGES IN OPERATING ASSETS AND LIABILITIES:
Increase in receivables                                       (16,334)       (23,274)       (15,331)          (696)       (14,316)
Decrease (increase) in inventories                               (169)         3,009          1,149          1,137          7,434
Increase (decrease) in payables and accrued liabilities        27,196         11,541          8,276            653         (3,701)
                                                             --------       --------       --------       --------       --------
                                                               34,360        (23,221)       (13,107)          (365)       (15,637)
                                                             --------       --------       --------       --------       --------

The accompanying notes are an integral part of the financial statements.

                        AMIRICAN ISRAELI PAPER MILLS LTD.
                        ---------------------------------

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                              AT SEPTEMBER 30, 2005

                                   (Unaudited)

NOTE 1 - GENERAL

a. The interim financial statements as of September 30, 2005 and for the nine and three month periods then ended (hereafter - the interim financial statements) were drawn up in condensed form, in accordance with Accounting Standard No. 14 of the Israel Accounting Standards Board (hereafter - the IASB) and in accordance with the Securities (Preparation of Periodic and Immediate Financial Statements) Regulations , 1970.

b. The accounting principles applied in preparation of the interim statements are consistent with those applied in the annual financial statements, except for the change in the accounting treatment applied to taxes on income, from the implementation of Israel Accounting Standard No.19 -"Taxes on Income" of the IASB, as detailed in note 2; nevertheless, the interim statements do not include all the information and explanations required for the annual financial statements.

         Costs unevenly incurred during the year are brought forward or deferred for interim reporting purposes if, and only if, such costs may be brought forward or deferred in the annual reporting.

c. The company draws up and presents its financial statements in Israeli currency (hereafter -NIS) in accordance with the provisions of Accounting Standard No.12 -"Discontinuance of Adjusting Financial Statements for Inflation"-of the IASB, which set transitory provisions for financial reporting on a nominal basis, commencing January 1,2004. Accordingly, the amounts of non-monetary assets, mainly fixed assets and other assets (including depreciation and amortization in respect of those assets),and the shareholders' equity components included in the financial statements, originating from the period that preceded the transition date, are based on their adjusted to December 2003 shekel amount.

Follwing are the changes in exchange rate of the dollar and in the Israeli consumer price index (the "CPI"):

                                                        EXCHANGE RATE
                                                        OF THE DOLLAR     CPI
                                                        ------------------------
                                                               %           %
                                                        ------------------------
Increase in the nine months ended September 30:
                    2005                                      6.7         1.9
                    2004                                      2.4         1.2

Increase (decrease) in the three months ended September 30:
                    2005                                      0.5         1.4
                    2004                                     (0.3)       (0.2)

Increase (decrease) in the year ended December 31, 2004      (1.6)        1.2

         The dollar exchange rate as of September 30, 2005 is: $1=NIS 4.598

                        AMIRICAN ISRAELI PAPER MILLS LTD.
                        ---------------------------------

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                              AT SEPTEMBER 30, 2005

                                   (Unaudited)

NOTE 2 - TAXES ON INCOME

a. On June 29, 2004, the Israeli Parliament (the "Knesset") passed the second and third readings of the Income Tax Ordinance Amendment (No. 140 and Ad Hoc Provision) Law, 2004 (hereafter - the 2004 Amendment), which was published in the Official Gazette of the Government of Israel on July 11, 2004. The 2004 Amendment provided for the gradual reduction
         - commencing from January 1, 2004 - in the rate of corporate tax from 36% to 30%, in the following manner: the rate for 2004 would be 35%, in 2005 - 34%, in 2006 - 32%, and in 2007 and thereafter - 30%.

         As a result of the amendment the tax expenses in the statement of income (regarding deferred taxes) were reduced by NIS 5.8 millions in the second quarter of 2004.

b. On July 25, 2005, the Israeli Parliament (the "Knesset") passed the second and third readings of the proposed Income Tax Ordinance Amendment (No. 147 and Ad Hoc Provision) Law, 2005 (hereafter - the 2005 Amendment). The 2005 Amendment further reduces the corporate tax rates stipulated under the 2004 amendment, and provides for the gradual reduction - commencing from January 1, 2006 - in the following manner: the rate for 2006 will be 31%, in 2007 - 29%, in 2008 - 27%, in 2009 -
         26%, and in 2010 and thereafter - 25%.

         As a result of the 2005 Amendment, the tax expenses in the statement of income (regarding deferred taxes) were reduced by NIS 4.2 millions in the third quarter of 2005.

c.       Accounting changes Accounting Standard No.19

         Commencing in the financial statements for the 3-month period ended March 31,2005 ,the company implements Israel Accounting Standard No.19 -"Taxes on Income" of the IASB, which came into effect on January 1,2005. This Standard prescribes the accounting treatment (recognition criteria, measurement, presentation and disclosure) required for taxes on income.

         For the most part, the provisions of this standard are the same as the accounting principles that were applied before the application of the new standard. The adoption of this standard does not have any effect on the company's financial statements in the reported periods.

                        AMIRICAN ISRAELI PAPER MILLS LTD.
                        ---------------------------------

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                              AT SEPTEMBER 30, 2005

                                   (Unaudited)

NOTE 3 - SEGMENT INFORMATION

Data on segment activity - In NIS in thousands:


                                                                              Marketing of office
For the period of 9 monthes :                     Paper and recycling               supplies                        Total
                                            ----------------------------   --------------------------      -------------------------
                                               Jan- Sept.     Jan- Sept.     Jan- Sept.     Jan- Sept.     Jan- Sept.      Jan-Sept.
                                                 2005           2004           2005           2004           2005           2004
                                                 ----           ----           ----           ----           ----           ----
Sales - net (1)                                 280,146        272,284         84,794         86,032        364,940       358,316

Income (loss) from operations                    37,297         44,136           (785)        (3,532)        36,512        40,604


                                                                             Marketing of office
For the period of 3 monthes :                     Paper and recycling               supplies                        Total
                                            ----------------------------   --------------------------      -------------------------
                                              July-Sept.     July-Sept.     July-Sept.     July-Sept.     July-Sept.      July-Sept.
                                                 2005           2004           2005           2004           2005           2004
                                                 ----           ----           ----           ----           ----           ----

Sales - net (1)                                  91,502         92,098         33,397         27,974        124,899       120,072

Income (loss) from operations                    10,292         13,938            448           (672)        10,740        13,266


                                                                              Marketing of office
For 2004:                                         Paper and recycling               supplies                        Total
                                            ----------------------------   --------------------------      -------------------------
                                                        2004                          2004                         2004
                                                        ----                          ----                         ----

Sales - net (1)                                        367,391                       115,463                     482,854

Income (loss) from operations                           58,496                        (4,566)                     53,930


(1) Represents sales to external customers

                        AMIRICAN ISRAELI PAPER MILLS LTD.
                        ---------------------------------

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                              AT SEPTEMBER 30, 2005

                                   (Unaudited)

NOTE 4 - RECENTLY ISSUED PRONOUNCEMENT

1. In August 2005, the Israel Accounting Standards Board issued Israel Accounting Standard No. 22 - "Financial Instruments: Disclosure and Presentation", which is based on International Accounting Standard No. 32. This standard prescribes the rules for the presentation of financial instruments and the proper disclosure required therefor. The standard sets forth the rules for classifying financial instruments, the rules for splitting and classifying compound financial instruments and the rules for offsetting financial assets and financial liabilities. The standard also prescribes the rules for classifying interest, dividends, losses and gains relating to financial instruments.

This accounting standard applies to financial statements for periods commencing on or after January 1, 2006. The standard is to be applied prospectively and, accordingly, comparative data that are presented in the financial statements for periods commencing from the effective date of the standard will not be re-presented. Financial instruments issued before the standard's effective date are to be classified and presented in conformity with the provisions of the standard from its effective date. Compound financial instruments (that include both an equity component and a liability component), which were issued in periods prior to the standard's effective date, and which had not yet been converted or redeemed at that date, are to be classified according to their component parts and are to be presented in conformity with the provisions of the standard, commencing from the effective date of the standard.

When the standard becomes effective, Opinion 48 - "Accounting Treatment of Option Warrants", and Opinion 53 - "Accounting Treatment of Convertible Liabilities" will be revoked.

The Company is currently assessing the implications of implementing this standard on its financial statements in future periods.

2. In September 2005, the Israel Accounting Standards Boards issued Accounting Standard Israel No. 24 - "Share-based Payment". This standard prescribes the recognition and measurement principles, as well as the disclosure requirements, relating to share-based payment transactions. Prior to the issuance of said standard, no mandatory directives were in place in Israel for the measurement and recognition of share-based payment transactions, with the exception of certain disclosure requirements.

The new standard is applicable to transactions whereunder the company acquires goods or receives services in consideration for equity instruments of the company (hereafter - equity grant), or that are settled in cash (or other assets), where the amount of the consideration is based on the price or value of equity instruments of the company (hereafter - liability grant). The standard requires the inclusion of such transactions at fair value. The standard is applicable to share-based payment transactions with employees and non-employees.

With respect to equity grants to employees, the standard stipulates that the value of the labor services received from them in return is to be measured on the day of the grant, based on the fair value of the equity instruments that were granted to the employees. The value of the transactions, measured in the above manner, is to be expensed over the period that the employee's right to exercise or receive the underlying equity instruments vests; commensurate with the recognition of the expense, a corresponding increase is to be recorded as a capital surplus under the company's shareholders' equity.

According to the provisions of the standard, the initial measurement of the fair value of liability grants is to be made on the date of the grant and recognized as a liability in the company's balance sheet; thereafter, the liability is to be remeasured at each balance sheet date until said liability is settled. The changes in the amount of the liability are carried to the income statement on a current basis. The standard also sets out guidelines for the allocation of income taxes in respect of share-based payments.

Accounting Standard No. 24 is to be applied to financial statements covering periods commencing on, or after, January 1, 2006.

The transitional provisions of the standard make a distinction between equity grants and liability grants:

     1. For equity grants, the standard prescribes that its provisions are to be applied to all grants that are made subsequent to March 15, 2005, which had not yet vested at the effective date of the standard. As a result, upon the standard taking effect, the financial statements for 2005 (including the interim periods of 2005) will need to be restated in order to reflect such grants.

     2. The provisions of the standard shall be retroactively applicable to liabilities relating to liability grants existing at the effective date. As a result, upon the standard taking effect, the financial statements for all prior periods will need to be restated in order to reflect these grants.

The transitional provisions of the standard further stipulate that any modifications to the terms of existing grants executed subsequent to March 15, 2005 shall be subject to the provisions of the standard, even if the grants themselves are not. As a result, upon the standard taking effect, the financial statements for 2005 (including the interim periods of 2005) will need to be restated in order to reflect such modifications.

The company intends to apply the provisions of the standard starting in the first quarter of 2006. The Company is currently assessing the implications of implementing this standard on its financial statements in future periods.

                                                                       EXHIBIT 4



                MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES

                    UNAUDITED CONDENSED INTERIM CONSOLIDATED

                              FINANCIAL STATEMENTS

                            AS OF SEPTEMBER 30, 2005

                MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES

                    UNAUDITED CONDENSED INTERIM CONSOLIDATED

                              FINANCIAL STATEMENTS

                            AS OF SEPTEMBER 30, 2005

                                TABLE OF CONTENTS


                                                                        PAGE

    ACCOUNTANTS' REVIEW REPORT                                           1


    CONDENSED FINANCIAL STATEMENTS:

        Balance Sheets                                                   2

        Statements of Operations                                         3

        Statements of Changes in Shareholders' Equity                    4

        Statements of Cash Flows                                         5

        Notes to the Financial Statements                               6-8

[LOGO OF DELOITTE TOUCHE TOHMATSU]

                                                          Brightman Almagor
                                                          1 Azrieli Center
                                                          Tel Aviv 67021
                                                          P.O.B. 16593
                                                          Tel Aviv 61164
                                                          Israel

                                                          Tel: +972 (3) 608 5555
                                                          Fax: +972 (3) 609 4022
                                                          info @deloitte.co.il
                                                          www.deloitte.com

The Board of Director of
Mondi Business Paper Hadera Ltd.

RE:  REVIEW OF UNAUDITED CONDENSED INTERIM CONSOLIDATED
     FINANCIAL STATEMENTS FOR THE NINE MONTHS AND THREE MONTHS ENDED SEPTEMBER 30, 2005
     ---------------------------------------------------------------

Gentlemen:

At your request, we have reviewed the condensed interim consolidated financial statements ("interim financial statements") of Mondi Business Paper Hadera Ltd. ("the Company") and its subsidiaries, as follows:

     -    Balance sheet as of September 30, 2005.

     - Statements of operations for the nine months and three months ended September 30, 2005.

     - Statements of changes in shareholders'equity for the nine months and three months ended September 30, 2005.

     - Statements of cash flows for the nine months and three months ended September 30, 2005.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel. The procedures included, inter alia, reading the interim financial statements, reading the minutes of the shareholders'meetingsand meetings of the board of directors and its committees, and making inquiries with the persons responsible for financial and accounting affairs.

Since the review that was performed is limited in scope and does not constitute an audit inaccordance with generallyaccepted auditing standards, we do not express an opinion on the interim financial statements. In performing our review, nothing came to our attention which indicates that material adjustments are required to the aforementioned interim financial statements for them to be deemed financial statementsprepared in conformity with generally accepted accounting principles in Israeland in accordance withthe Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

Brightman Almagor & Co.



Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Tel Aviv, November 7, 2005

Audit.Tax.Consulting.Financial Advisory.

                                                        Member of
                                                        Deloitte Touche Tohmatsu

                MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
                  CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
                      (NIS in thousands; Reported Amounts)





                                                               September 30,       December 31,
                                                           --------------------      -------
                                                             2005         2004        2004
                                                           -------      -------      -------
                                                               (Unaudited)
                                                           --------------------
A S S E T S
     Current Assets
       Cash and cash equivalents                             7,433        9,668       10,804
       Trade receivables                                   174,772      159,326      157,815
       Other receivables                                    10,728        9,068 (*)    7,580
       Inventories                                         111,922      105,950       90,391
                                                           -------      -------      -------
         Total current assets                              304,855      284,012      266,590
                                                           -------      -------      -------

     Fixed Assets
       Cost                                                196,999      141,063      149,083
       Less - accumulated depreciation                      40,432       31,312       33,345
                                                           -------      -------      -------
                                                           156,567      109,751      115,738
                                                           -------      -------      -------

     Other Assets - Goodwill                                 3,331        3,958        3,800
                                                           =======      =======      =======
           Total assets                                    464,753      397,721      386,128
                                                           =======      =======      =======

LIABILITIES AND SHAREHOLDERS' EQUITY

     Current Liabilities
       Short-term bank loans                                80,843       13,822           --
       Current maturities of long-term bank loans           16,091       15,525       15,125
       Trade payables                                      113,550      115,192      104,661
       American Israeli Paper Mills Group, net              66,800       57,735 (*)   65,033
       Other payables and accrued expenses                  23,245       17,552 (*)   23,132
                                                           -------      -------      -------
         Total current liabilities                         300,529      219,826      207,951
                                                           -------      -------      -------

     Long-Term Liabilities
       Long-term bank loans                                 23,378       38,649       36,248
       Capital notes to shareholders                        18,392       17,928       17,233
       Deferred taxes                                       22,748       25,183       25,422
       Accrued severance pay, net                               87          145           87
                                                           -------      -------      -------
         Total long-term liabilities                        64,605       81,905       78,990
                                                           -------      -------      -------

     Shareholders' Equtiy
       Share capital                                             1            1            1
       Premium                                              43,352       43,352       43,352
       Retained earnings                                    56,266       52,637       55,834
                                                           -------      -------      -------
                                                            99,619       95,990       99,187
                                                           =======      =======      =======
           Total liabilities and shareholders' equity      464,753      397,721      386,128
                                                           =======      =======      =======



  ------------------             ---------------            --------------------
       A. Magid                      A. Solel                   Y. Yerushalmi
  Financial Director             General Manager            Vice Chairman of the
                                                             Board of Directors



(*) Reclassified.

Approval date of the interim financial statements: November 7, 2005.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

                MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
             CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
           (NIS in thousands except per share data; Reported Amounts)


                                                      Nine months ended                 Three months ended           Year Ended
                                                         September 30,                     September 30,            December 31,
                                                   ------------------------          ------------------------         -------
                                                     2005             2004            2005              2004            2004
                                                   -------          -------          -------          -------         -------
                                                         (Unaudited)                        (Unaudited)
                                                   ------------------------          ------------------------

NET SALES                                          504,635          514,666 (*)      174,936          169,645 (*)     686,094

COST OF SALES                                      460,011          454,010 (*)      160,054          154,485 (*)     605,738
                                                   -------          -------          -------          -------         -------

        GROSS PROFIT                                44,624           60,656           14,882           15,160          80,356
                                                   -------          -------          -------          -------         -------
OPERATING COSTS AND EXPENSES
      Selling expenses                              32,835           34,276           11,906           11,031          46,135
      General and administative expenses             6,786            5,529            2,445            1,622           7,803
                                                   -------          -------          -------          -------         -------
                                                    39,621           39,805           14,351           12,653          53,938
                                                   =======          =======          =======          =======         =======

        OPERATING PROFIT                             5,003           20,851              531            2,507          26,418

FINANCING INCOME (EXPENSES), NET                   (10,690)          (6,661)          (2,192)               9          (8,438)

OTHER INCOME (LOSS), NET                                73               90               (3)              56             100
                                                   -------          -------          -------          -------         -------
        INCOME (LOSS) BEFORE INCOME TAXES
          (TAX BENEFITS)                            (5,614)          14,280           (1,664)           2,572          18,080

INCOME TAXES (TAX BENEFITS)                         (6,046)             215           (5,025)             976             818
                                                   -------          -------          -------          -------         -------
        NET INCOME FOR THE PERIOD                      432           14,065            3,361            1,596          17,262
                                                   =======          =======          =======          =======         =======


BASIC EARNINGS PER ORDINARY SHARE

      EARNINGS PER ORDINARY SHARE (IN NIS)             432           14,065            3,361            1,596          17,262
                                                   =======          =======          =======          =======         =======
      Number of shares used in computation           1,000            1,000            1,000            1,000           1,000
                                                   =======          =======          =======          =======         =======

     (*)  Reclassified.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

                        MONDI BUSINESS PAPER HADERA LTD.
         CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                      (NIS in thousands; Reported Amounts)

                                                         Share                          Retained
                                                        capital         Premium         earnings          Total
                                                         ------          ------          ------           ------
Nine months ended September 30, 2005
(Unaudited)

      Balance - January 1, 2005                               1          43,352          55,834           99,187
      Net income for the period                                                             432              432
                                                         ------          ------          ------           ------
        Balance - September 30, 2005                          1          43,352          56,266           99,619
                                                         ======          ======          ======           ======

Nine months ended September 30, 2004
(Unaudited)

      Balance - January 1, 2004                               1          43,352          38,572           81,925
      Net income for the period                                                          14,065           14,065
                                                         ------          ------          ------           ------
        Balance - September 30, 2004                          1          43,352          52,637           95,990
                                                         ======          ======          ======           ======

Three months ended September 30, 2005
(Unaudited)

      Balance - July 1, 2005                                  1          43,352          52,905           96,258
      Net income for the period                                                           3,361            3,361
                                                         ------          ------          ------           ------
        Balance - September 30, 2005                          1          43,352          56,266           99,619
                                                         ======          ======          ======           ======

Three months ended September 30, 2004
(Unaudited)

      Balance - July 1, 2004                                  1          43,352          51,041           94,394
      Net income for the period                                                           1,596            1,596
                                                         ------          ------          ------           ------
        Balance - September 30, 2004                          1          43,352          52,637           95,990
                                                         ======          ======          ======           ======

Year ended December 31, 2004

      Balance - January 1, 2004                               1          43,352          38,572           81,925
      Net income for the year                                                            17,262           17,262
                                                         ------          ------          ------           ------
        Balance - December 31, 2004                           1          43,352          55,834           99,187
                                                         ======          ======          ======           ======



The accompanying notes are an integral part of the condensed interim consolidated financial statements.

                MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
             CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (NIS in thousands; Reported Amounts)

                                                               Nine months ended             Three months ended       Year ended
                                                                  September 30,                 September 30,         December 31,
                                                              ---------------------        ---------------------        --------
                                                                2005         2004             2005        2004            2004
                                                              --------     --------        --------     --------        --------
                                                                    (Unaudited)                 (Unaudited)
                                                              ---------------------        ---------------------
CASH FLOWS - OPERATING ACTIVITIES

     Net income for the period                                     432       14,065           3,361        1,596          17,262
     Adjustments to reconcile net income to
       net cash provided by (used in) operating activities

       Income and expenses
       not involving cash flows:


        Depreciation and amortization                            7,841        6,787           2,824        2,302           9,118
        Deferred taxes, net                                     (6,081)         180          (5,032)       1,023             823
        Decrease in liability for
          severance pay, net                                        --           --              --           --             (58)
        Other income (loss), net                                   (73)         (90)              3          (56)           (100)
        Effect of exchange rate and linkage differences
          of long-term bank loans                                2,057        1,250             280          (78)           (195)
        Effect of exchange rate differences
          of long-term capital notes to shareholders             1,159        1,266              96         (187)            571

       Changes in assets and liabilities:

        Increase in trade receivables                          (16,957)     (11,578)         (7,222)         (25)        (10,067)
        Decrease (increase) in other receivables                   259       (2,016)(*)       2,050       (2,345)(*)        (932)
        Increase in inventories                                (21,531)     (16,719)         (2,786)     (21,127)         (1,160)
        Increase (decrease) in trade payables                    9,051       11,095         (20,799)      29,444            (220)
        Increase in American
          Israeli Paper Mills Group, net                         1,767        8,949 (*)         905        1,342 (*)      16,247
        Increase (decrease) in other payables
          and accrued expenses                                     113          688 (*)      (1,763)      (3,631)(*)       6,268
                                                              --------     --------        --------     --------        --------
          Net cash provided by (used in)
           operating activities                                (21,963)      13,877         (28,083)       8,258          37,557
                                                              --------     --------        --------     --------        --------

CASH FLOWS - INVESTING ACTIVITIES

     Acquisition of fixed assets                               (48,535)      (8,818)        (13,313)      (4,378)        (16,235)
     Proceeds from sale of fixed assets                            245          146             169           60             197
                                                              --------     --------        --------     --------        --------
          Net cash used in investing activities                (48,290)      (8,672)        (13,144)      (4,318)        (16,038)
                                                              --------     --------        --------     --------        --------

CASH FLOWS - FINANCING ACTIVITIES

     Short-term bank loans, net                                 80,843       13,822          50,242       10,664              --
     Repayment of long-term loans                              (13,961)     (13,909)         (6,333)      (6,340)        (15,265)
     Repayment of long-term
       capital notes to shareholders                                --      (27,128)             --      (13,364)        (27,128)
                                                              --------     --------        --------     --------        --------
          Net cash provided by (used in)
            financing activities                                66,882      (27,215)         43,909       (9,040)        (42,393)
                                                              ========     ========        ========     ========        ========


Increase (decrease) in cash and cash equivalents                (3,371)     (22,010)          2,682       (5,100)        (20,874)
Cash and cash equivalents - beginning of period                 10,804       31,678           4,751       14,768          31,678
                                                              --------     --------        --------     --------        --------

Cash and cash equivalents - end of period                        7,433        9,668           7,433        9,668          10,804
                                                              ========     ========        ========     ========        ========

Non-cash activities
   Acquisition of fixed assets on credit                           622                          622                          784
                                                              ========                     ========                     ========


(*) Reclassified.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

                MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2005

NOTE 1 - BASIS OF PRESENTATION

         The unaudited condensed interim consolidated financial statements as of September 30, 2005 and for the nine months and three months then ended ("interim financial statements") of Mondi Business Paper Hadera Ltd. ("the Company") and subsidiaries should be read in conjunction with the audited consolidated financial statements of the Company and subsidiaries as of December 31, 2004 and for the year then ended, including the notes thereto. In the opinion of management, the interim financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations as of September 30, 2005 and for the interim periods presented. The results of operations for the interim periods are not necessarily indicative of the results to be expected on a full-year basis.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         A.       GENERAL

                  The interim financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP") in Israel, in a condensed format in accordance with GAAP applicable to the preparation of interim period financial statements, including those under Standard No. 14, "Interim Financial Reporting" and in accordance with Paragraph D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. The accounting principles applied in the preparation of these interim financial statements are consistent with those principles applied in the preparation of the most recent annual audited financial statements with the exception of Standard No. 19 "Income Taxes" as described in paragraph B below.

         B.       INCOME TAXES

                  In July 2004, the Israeli Accounting Standards Board published Accounting Standard No. 19 "Income Taxes" (the "Standard"). The Standard establishes the guidelines for recognizing, measuring, presenting and disclosing taxes on income in the financial statements. The Standard is effective for financial statements relating to reporting periods commencing on, or after, January 1, 2005. The initial adoption of the Standard is accounted for by the cumulative effect of change in accounting method, for the beginning of the period in which the Standard is initially adopted. The implementation of Standard No. 19 did not affect the Group's financial position, results of operations and cash flows.

                MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2005

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

         C. Following are the changes in the representative exchange rate of the U.S. dollar vis-a-vis the NIS and in the Israeli Consumer Price Index ("CPI").

                                                                         REPRESENTATIVE
                                                                            EXCHANGE                 CPI
                                                                       RATE OF THE DOLLAR      "IN RESPECT OF"
                  AS OF:                                                  (NIS PER $1)           (IN POINTS)
                                                                        ------------------     ----------------

                  September 30, 2005                                         4.598                  184.15
                  September 30, 2004                                         4.482                  180.74
                  December 31, 2004                                          4.308                  180.74

                  INCREASE (DECREASE) DURING THE:                              %                     %
                  Nine months ended September 30, 2005                        6.7                    1.9
                  Nine months ended September 30, 2004                        2.4                    1.2
                  Three months ended September 30, 2005                       2.6                    1.4
                  Three months ended September 30, 2004                      (0.3)                  (0.2)
                  Year ended December 31, 2004                               (1.6)                   1.2


NOTE 3 - SUPPLEMENTAL DATA

         A.       REDUCTION OF CORPORATE TAX RATE

                  In July 2005, the Israeli Knesset passed the Law for Amending the Income Tax Ordinance (No. 147), 2005, according to which commencing in 2006 the corporate income-tax rate would be gradually reduced, for which a 31% tax rate was established, through 2010, in respect of which a 25% tax rate was established. The effect of this amendment on the Group's deferred income tax provisions is reflected by an increase of NIS 4,140 thousand in income tax benefit for the nine month and three month periods ended September 30, 2005.

         B. ACCOUNTING STANDARD NO. 22 "FINANCIAL INSTRUMENTS: DISCLOSURE AND PRESENTATION"

                  At the end of July 2005, the Israeli Accounting Standards Board approved for publication Accounting Standard No. 22, "Financial Instruments: Disclosure and Presentation". Financial instrument under this Standard is, in general, any contract that establishes a financial asset of an entity, or a financial liability or equity instrument of another entity. This Standard establishes the requirements for presentation of financial instruments in the financial statements and indicates the information that should be disclosed in relation thereto

                  The presentation requirements relate to the classification of financial instruments as financial assets, financial liabilities or equity instruments. It also deals with the classification of related interest, dividends, losses and gains and to the circumstances under which financial assets and liabilities derived from financial instruments are to be offset. The Standard requires disclosure of information relating to factors affecting the amount, timing and certainty of the entity's future cash flows relating to financial

                MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2005

NOTE 3 - SUPPLEMENTAL DATA (cont.)

         B. ACCOUNTING STANDARD NO. 22 "FINANCIAL INSTRUMENTS: DISCLOSURE AND PRESENTATION" (cont.)

                  instruments and accounting policy implemented in respect of these instruments. The Standard also establishes requirements for disclosure of information about the nature and the extent of an entity's use of financial instruments, the business purposes they serve, the risks associated with them and management's policies for the oversight of those risks.

                  Standard No. 22 is effective for financial statements for periods commencing January 1, 2006 or thereafter. The initial adoption of the Standard will be accounted for prospectively. Comparative financial statements for prior periods shall not be adjusted. The Standard's effect on the Group's financial statements is not expected to be significant.

         C.       ACCOUNTING STANDARD NO. 24 "SHARE-BASED PAYMENT"

                  In September 2005, the Israeli Accounting Standards Board published Accounting Standard No. 24 "Share-Based Payment" (the "Standard"), which calls for the recognition in the financial statements of Share-Based Payment transactions. Such transactions include transactions with employees and related parties to be settled by cash, by other assets, or by equity instruments. Consequently, amongst other matters, costs associated with grants of shares and options to employees will be expensed over the vesting period of each grant. These costs will be determined based on the fair value of the awards at each grant date. The Standard establishes guidelines for measuring each award based on the settlement terms (either by cash or equity instrument). The Standard also establishes certain disclosure requirements relating to Share-Based Payment.

                  The Standard is effective for financial statements for periods commencing January 1, 2006 or thereafter (initial adoption is recommended). The application of the Standard is not expected to affect the Company's financial position and results of operations.

         D.       SUBSEQUENT EVENTS

                  In October, 2005 the Company entered into an agreement with one of its banks, which substituted the previous agreement signed by the parties in February 2000. According to the October 2005 agreement, amongst other matters, the financial ratio at the end of each audited fiscal year of total shareholders equity including capital notes to shareholders to total assets was reduced from 30% to 22%.

                  The Company and its other bank have reached arrangements pursuant to which the financial ratio at the end of each audited fiscal year of total shareholders equity including capital notes to shareholders to total assets would be reduced from 30% to 23%. In this regard, in September 2005, the Company submitted to this bank a committed letter that once approved by this bank would substitute the previous agreement signed by the parties in September 2000.

                                                                       EXHIBIT 5



                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES

                    UNAUDITED CONDENSED INTERIM CONSOLIDATED

                              FINANCIAL STATEMENTS

                            AS OF SEPTEMBER 30, 2005

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES

                    UNAUDITED CONDENSED INTERIM CONSOLIDATED

                              FINANCIAL STATEMENTS

                            AS OF SEPTEMBER 30, 2005


                                TABLE OF CONTENTS

                                                                    PAGE

         ACCOUNTANTS' REVIEW REPORT                                   1


         CONDENSED FINANCIAL STATEMENTS:

             Balance Sheets                                           2

             Statements of Operations                                 3

             Statements of Changes in Shareholders' Equity           4-5

             Statements of Cash Flows                                6-7

             Notes to the Financial Statements                      8-11

The Board of Directors of
Hogla-Kimberly Ltd.

RE:    REVIEW OF UNAUDITED CONDENSED INTERIM CONSOLIDATED
       FINANCIAL STATEMENTS FOR THE NINE MONTHS AND THREE MONTHS ENDED SEPTEMBER 30, 2005

Gentlemen:

At your request, we have reviewed the condensed interim  consolidated  financial
statements  ("interim  financial   statements")  of  Hogla-Kimberly  Ltd.  ("the
Company") and its subsidiaries, as follows:

-    Balance sheet as of September 30, 2005.

- Statements of operations for the nine months and three months ended September 30, 2005.

- Statements of changes in shareholders' equity for the nine months and three months ended September 30, 2005.

- Statements of cash flows for the nine months and three months ended September 30, 2005.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel. The procedures included, inter alia, reading the aforementioned interim financial statements, reading the minutes of the shareholders' meetings and meetings of the board of directors and its committees, and making inquiries with the persons responsible for financial and accounting affairs.

Since the review that was performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the aforementioned interim financial statements.

In performing our review, nothing came to our attention which indicates that material adjustments are required to the aforementioned interim financial statements for them to be deemed financial statements prepared in conformity with generally accepted accounting principles in Israel and in accordance with the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

Brightman Almagor & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Tel Aviv, November 3 , 2005

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
                  CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
                      (NIS in thousands; Reported Amounts)

                                                     September 30,      December 31,
                                                  -------------------     -------
                                                    2005        2004        2004
                                                  -------     -------     -------
                                                     (Unaudited)
                                                  -------------------
Assets
Current Assets
   Cash and cash equivalents                       42,327      93,197     117,364
   Trade receivables                              247,480     271,470     214,389
   Other receivables                               49,341      29,305      35,725
   Inventories                                    132,981     110,588     142,551
                                                  -------     -------     -------
                                                  472,129     504,560     510,029
                                                  -------     -------     -------

Long-Term Investments
   Long-term bank deposits                         73,568      71,712      68,928
   Capital note of shareholder                     32,770      32,770      32,770
                                                  -------     -------     -------
                                                  106,338     104,482     101,698
                                                  -------     -------     -------

Fixed Assets
   Cost                                           533,375     485,918     507,175
   Less-accumulated depreciation                  238,687     216,310     222,256
                                                  -------     -------     -------
                                                  294,688     269,608     284,919
                                                  -------     -------     -------

Other Assets
   Goodwill                                        25,506      27,619      25,878
   Deferred taxes                                  20,640          --      15,108
                                                  -------     -------     -------
                                                   46,146      27,619      40,986
                                                  =======     =======     =======

                                                  919,301     906,269     937,632
                                                  =======     =======     =======

Liabilities & Shareholders' Equity
Current Liabilities
   Current maturities of long-term bank loans      72,984      44,372      68,747
   Trade payables                                 200,901     184,250     219,902
   Other payables and accrued expenses             46,825      43,559      38,720
                                                  -------     -------     -------
                                                  320,710     272,181     327,369
                                                  -------     -------     -------

Long-Term Liabilities
   Long-term bank loans                            73,568      91,880      81,851
   Deffered taxes                                  37,988      32,937      37,388
                                                  -------     -------     -------
                                                  111,556     124,817     119,239
                                                  -------     -------     -------

Minority Interest                                  56,160      53,721      54,492
                                                  -------     -------     -------

Shareholders Equity
   Share capital                                   29,038      29,038      29,038
   Capital reserves                               180,414     180,414     180,414
   Translation adjustments relating to
      foreign held autonomous Subsidiary              535         951      (3,377)
   Retained earnings                              220,888     245,147     230,457
                                                  -------     -------     -------
                                                  430,875     455,550     436,532
                                                  =======     =======     =======

                                                  919,301     906,269     937,632
                                                  =======     =======     =======

-------------------------   -------------------------   ------------------------
       T. Davis                     O. Argov                  A. Schor
Chairman of the Board        Chief Financial Officer    Chief Executive Officer
    of Directors

Approval date of the interim financial stataments: November 3, 2005.
The  accompanying   notes  are  an  integral  part  of  the  condensed   interim
consolidated financial statements.

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
             CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
           (NIS in thousands; Reported Amounts, except per share data)


                                                   NINE MONTHS ENDED           THREE MONTHS ENDED         YEAR ENDED
                                                     SEPTEMBER 30,                SEPTEMBER 30,           DECEMBER 31,
                                               ------------------------      ------------------------      ---------
                                                  2005           2004           2005           2004          2004
                                               ---------      ---------      ---------      ---------      ---------
                                                      (UNAUDITED)                   (UNAUDITED)
                                               ------------------------      ------------------------
Net sales                                        851,902        785,306        298,094        260,382        995,569

Cost of sales                                    611,812        545,589        211,677        181,780        719,982
                                               ---------      ---------      ---------      ---------      ---------

       GROSS PROFIT                              240,090        239,717         86,417         78,602        275,587

Selling expenses                                 146,555        142,429         47,472         47,647        193,701

General and administrative expenses               45,052         31,451         13,257         10,957         41,029
                                               ---------      ---------      ---------      ---------      ---------

       OPERATING PROFIT                           48,483         65,837         25,688         19,998         40,857

Financing income (expenses), net                   2,500         (7,447)        (2,865)        (1,125)        (1,490)

Other income, net                                    256          1,257            225             --            903
                                               ---------      ---------      ---------      ---------      ---------

       INCOME BEFORE INCOME TAXES                 51,239         59,647         23,048         18,873         40,270

Income taxes                                      15,530         15,702          4,087          5,033         10,244
                                               ---------      ---------      ---------      ---------      ---------

       INCOME AFTER INCOME TAXES                  35,709         43,945         18,961         13,840         30,026

Minority interest in results of subsidiary        (1,668)        (2,327)        (1,428)          (834)        (3,098)
                                               ---------      ---------      ---------      ---------      ---------

       NET INCOME FOR THE PERIOD                  34,041         41,618         17,533         13,006         26,928
                                               =========      =========      =========      =========      =========


BASIC EARNINGS PER ORDINARY SHARE


    (Earnings per share (in NIS)                    4.00           4.89           2.06           1.53           3.16
                                               =========      =========      =========      =========      =========

    NUMBER OF SHARES USED IN COMPUTATION       8,513,473      8,513,473      8,513,473      8,513,473      8,513,473
                                               =========      =========      =========      =========      =========

The  accompanying   notes  are  an  integral  part  of  the  condensed   interim
consolidated financial statements.

                               HOGLA-KIMBERLY LTD.
         CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                      (NIS in thousands; Reported Amounts)


                                                                             TRANSLATION
                                                                             ADJUSTMENTS
                                                                             RELATING TO
                                                                            FOREIGN HELD
                                              SHARE           CAPITAL         AUTONOMOUS       RETAINED
                                             CAPITAL          RESERVES        SUBSIDIARY       EARNINGS           TOTAL
                                             -------          -------         -------           -------          -------
NINE MONTHS ENDED
    SEPTEMBER 30, 2005 (UNAUDITED)


Balance - January 1, 2005                     29,038          180,414          (3,377)          230,457          436,532
Translation adjustments
    relating to foreign held
    autonomous Subsidiary                                                       3,912                              3,912
Dividend Paid                                                                                   (43,610)         (43,610)
Net income for the period                                                                        34,041           34,041
                                             -------          -------         -------           -------          -------
      Balance - September 30, 2005            29,038          180,414             535           220,888          430,875
                                             =======          =======         =======           =======          =======



NINE MONTHS ENDED
    SEPTEMBER 30, 2004 (UNAUDITED)

Balance - January 1, 2004                     28,788          156,799               -           227,394          412,981
Distribution of bonus shares                     250           23,615                           (23,865)               -
Translation adjustments
    relating to foreign held
    autonomous Subsidiary                                                         951                                951
Net income for the period                                                                        41,618           41,618
                                             -------          -------         -------           -------          -------
      Balance - September 30, 2004            29,038          180,414             951           245,147          455,550
                                             =======          =======         =======           =======          =======


The  accompanying   notes  are  an  integral  part  of  the  condensed   interim
consolidated financial statements.

                               HOGLA-KIMBERLY LTD.
         CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                      (NIS in thousands; Reported Amounts)


                                                              TRANSLATION
                                                              ADJUSTMENTS
                                                              RELATING TO
                                                              FOREIGN HELD
                                        SHARE      CAPITAL     AUTONOMOUS   RETAINED
                                       CAPITAL     RESERVES    SUBSIDIARY    EARNINGS     TOTAL
                                       ------      -------       ------      -------     -------
Three months ended
   September 30, 2005 (unaudited)

Balance - July 1, 2005                 29,038      180,414         (905)     203,355     411,902
Translation adjustments
   relating to foreign held
   autonomous Subsidiary                                          1,440                    1,440
Net income for the period                                                     17,533      17,533
                                       ------      -------       ------      -------     -------
     Balance - September 30, 2005      29,038      180,414          535      220,888     430,875
                                       ======      =======       ======      =======     =======



Three months ended
   September 30, 2004 (unaudited)

Balance - July 1, 2004                 28,788      156,799        1,690      256,006     443,283
Distribution of bonus shares              250       23,615                   (23,865)          -
Translation adjustments
   relating to foreign held
   autonomous Subsidiary                                           (739)                    (739)
 Net income for the period                                                    13,006      13,006
                                       ------      -------       ------      -------     -------
     Balance - September 30, 2004      29,038      180,414          951      245,147     455,550
                                       ======      =======       ======      =======     =======


Year ended December 31, 2004

Balance - January 1, 2004              28,788      156,799            -      227,394     412,981
Distribution of bonus shares              250       23,615                   (23,865)          -
Translation adjustments
     relating to foreign held
     autonomous Subsidiary                                       (3,377)                  (3,377)
Net income for the year                                                       26,928      26,928
                                       ------      -------       ------      -------     -------
     Balance - December 31, 2004       29,038      180,414       (3,377)     230,457     436,532
                                       ======      =======       ======      =======     =======


The  accompanying   notes  are  an  integral  part  of  the  condensed   interim
consolidated financial statements.

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
             CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (NIS in thousands; Reported Amounts)

                                                                  NINE MONTHS ENDED         THREE MONTHS ENDED      YEAR ENDED
                                                                     SEPTEMBER 30,             SEPTEMBER 30,        DECEMBER 31,
                                                                 --------------------      --------------------      -------
                                                                  2005          2004         2005         2004         2004
                                                                 -------      -------      -------      -------      -------
                                                                      (UNAUDITED)              (UNAUDITED)
                                                                 --------------------      --------------------
CASH FLOWS - OPERATING ACTIVITIES
   NET INCOME FOR THE PERIOD                                      34,041       41,618       17,533       13,006       26,928
   ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
     PROVIDED BY (USED IN) OPERATING ACTIVITIES (APPENDIX A)     (24,977)      (5,853)      (9,992)     (16,504)      30,683
                                                                 -------      -------      -------      -------      -------
   NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES             9,064       35,765        7,541       (3,498)      57,611
                                                                 -------      -------      -------      -------      -------

CASH FLOWS - INVESTING ACTIVITIES
   WITHDRAWAL OF LONG-TERM BANK DEPOSITS                              --        8,138           --        8,138        8,138
   ACQUISITION OF FIXED ASSETS                                   (28,010)     (13,794)     (11,524)      (7,677)     (25,191)
   PROCEEDS FROM SALE OF FIXED ASSETS                                256        1,827          224           --        1,827
                                                                 -------      -------      -------      -------      -------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES              (27,754)      (3,829)     (11,300)         461      (15,226)
                                                                 -------      -------      -------      -------      -------

CASH FLOWS - FINANCING ACTIVITIES
   DIVIDEND PAID                                                 (43,610)          --           --           --           --
   LONG-TERM LOAN RECEIVED                                        31,304       38,052       22,371       24,449       57,672
   REPAYMENT OF LONG-TERM LOAN                                   (44,759)     (15,162)     (36,258)     (10,741)     (15,162)
   SHORT-TERM BANK CREDIT                                             --       (1,087)          --           --       (1,087)
                                                                 -------      -------      -------      -------      -------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES              (57,065)      21,803      (13,887)      13,708       41,423
                                                                 -------      -------      -------      -------      -------


TRANSLATION ADJUSTMENTS OF CASH
   AND CASH EQUIVALENTS OF FOREIGN
   HELD AUTONOMOUS SUBSIDIARY                                        718        2,118        1,017        2,157       (3,784)
                                                                 =======      =======      =======      =======      =======
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                 (75,037)      55,857      (16,629)      12,828       80,024

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD                  117,364       37,340       58,956       80,369       37,340
                                                                 -------      -------      -------      -------      -------
CASH AND CASH EQUIVALENTS - END OF PERIOD                         42,327       93,197       42,327       93,197      117,364
                                                                 =======      =======      =======      =======      =======


THE  ACCOMPANYING   NOTES  ARE  AN  INTEGRAL  PART  OF  THE  CONDENSED   INTERIM
CONSOLIDATED FINANCIAL STATEMENTS.

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
      APPENDICES TO CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (NIS in thousands; Reported Amounts)


                                                    NINE MONTHS ENDED               THREE MONTHS ENDED          YEAR ENDED
                                                       SEPTEMBER 30,                   SEPTEMBER 30,            DECEMBER 31,
                                                  -----------------------         -----------------------         -------
                                                    2005           2004            2005             2004           2004
                                                  -------         -------         -------         -------         -------
                                                        (UNAUDITED)                    (UNAUDITED)
                                                  -----------------------         -----------------------
A. ADJUSTMENTS TO RECONCILE
   NET INCOME TO NET CASH PROVIDED
   BY (USED IN) OPERATING ACTIVITIES

   INCOME AND EXPENSES NOT
    INVOLVING CASH FLOWS:

        MINORITY INTEREST IN RESULTS OF
          SUBSIDIARY                                1,668           2,327           1,428             834           3,098
        DEPRECIATION AND AMORTIZATION              18,395          18,205           6,022           6,479          23,468
        DEFERRED TAXES, NET                        (7,098)           (983)         (4,338)           (295)         (5,011)
        GAIN FROM SALE OF FIXED ASSETS               (256)         (1,257)           (225)             --          (1,162)
        EFFECT OF EXCHANGE RATE
          DIFFERENCES, NET                           (549)          1,039             230           1,594          (1,901)

   CHANGES IN ASSETS AND
    LIABILITIES:
        DECREASE (INCREASE) IN TRADE
          RECEIVABLES                             (31,078)        (44,444)        (22,585)        (14,583)         15,763
        INCREASE IN OTHER RECEIVABLES              (8,920)        (11,229)        (10,523)         (8,234)        (20,938)
        DECREASE (INCREASE) IN INVENTORIES         12,577         (19,554)         (3,548)            559         (46,919)
        INCREASE (DECREASE) IN TRADE
          PAYABLES                                 (6,749)         32,749          24,057          (3,934)         49,624
        NET CHANGE IN BALANCES WITH
          RELATED PARTIES                         (10,735)         11,058          (4,146)           (446)         13,591
        INCREASE IN OTHER
          PAYABLES AND ACCRUED EXPENSES             7,768           6,236           3,636           1,522           1,070
                                                  -------         -------         -------         -------         -------

                                                  (24,977)         (5,853)         (9,992)        (16,504)         30,683
                                                  =======         =======         =======         =======         =======
B. NON-CASH ACTIVITIES

     ACQUISITION OF FIXED ASSETS ON
      CREDIT                                       16,852           7,368           7,589           4,005          18,470
                                                  =======         =======         =======         =======         =======


THE  ACCOMPANYING   NOTES  ARE  AN  INTEGRAL  PART  OF  THE  CONDENSED   INTERIM
CONSOLIDATED FINANCIAL STATEMENTS.

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2005

NOTE 1 - BASIS OF PRESENTATION

     The unaudited condensed interim consolidated financial statements as of September 30, 2005 and for the nine months and three months then ended ("interim financial statements") of Hogla-Kimberly Ltd. ("the Company") and Subsidiaries should be read in conjunction with the audited consolidated financial statements of the Company and Subsidiaries as of December 31, 2004 and for the year then ended, including the notes thereto. In the opinion of management, the interim financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations as of September 30, 2005 and for the interim periods presented. The results of operations for the interim periods are not necessarily indicative of the results to be expected on a full-year basis.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A.   GENERAL

          The interim financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP") in Israel, in a condensed format in accordance with GAAP applicable to the preparation of interim period financial statements, including those under Standard No. 14, "Interim Financial Reporting" and in accordance with Paragraph D of the Israeli Securities Regulations (Periodic and Immediate Financial Statements), 1970. The accounting principles applied in the preparation of these interim financial statements are consistent with those principles applied in the preparation of the most recent annual audited financial statements with the exception of Standard No. 19 "Income Taxes" as described in paragraph B below.

     B.   INCOME TAXES

          In July 2004, the Israeli Accounting Standards Board published Accounting Standard No. 19 "Income Taxes" (the "Standard"). The Standard established the guideline for recognizing, measuring, presenting and disclosing income taxes in the financial statements. The Standard is effective for financial statements relating to reporting periods commencing on, or after, January 1, 2005. The initial adoption of the Standard is accounted for by the cumulative effect of change in accounting method, for the beginning of the period in which the Standard is initially adopted. The implementation of Standard No. 19 did not affect the Group's financial position, results of operations and cash flows.

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2005

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

     C. Following are the changes in the representative exchange rate of the U.S. dollar vis-a-vis the NIS and the Turkish Lira, and in the Israeli Consumer Price Index ("CPI"):


                                                        REPRESENTATIVE           TURKISH LIRA             CPI
                                                       EXCHANGE RATE OF     EXCHANGE RATE WITH THE    "IN RESPECT
                                                          THE DOLLAR                DOLLAR                 OF"
  AS OF:                                                 (NIS PER $1)           (TL'000 PER $1)       (IN POINTS)
                                                         ------------           ---------------       -----------
  September 30, 2005                                         4.598                   1,349               184.15
  September 30, 2004                                         4.482                   1,508               180.74
  December 31, 2004                                          4.308                   1,352               180.74

  INCREASE (DECREASE)
  DURING THE PERIOD ENDED:                                     %                       %                    %
                                                         ------------           ---------------       -----------
  Nine months ended September 30, 2005                        6.7                    (0.2)                1.9
  Nine months ended September 30, 2004                        2.4                     7.4                 1.2
  Three months ended September 30, 2005                       0.5                     1.2                 1.4
  Three months ended September 30, 2004                      (0.3)                    1.3                (0.2)
  December 31, 2004                                          (1.6)                   (2.9)                1.2

NOTE 3 -SUPPLEMENTAL DATA

     A.   REDUCTION OF CORPORATE TAX RATE

          In July 2005, the Israeli Knesset passed the Law for Amending the Income Tax Ordinance (No. 147), 2005, according to which commencing in 2006 the corporate income-tax rate would be gradually reduced, for which a 31% tax rate was established, through 2010, in respect of which a 25% tax rate was established. The effect of this amendment on the Group's deferred income tax provisions is reflected by a reduction of NIS 3 million in income tax expenses for the nine-month and three-month periods ended September 30, 2005.

     B. ACCOUNTING STANDARD NO.22 "FINANCIAL INSTRUMENTS: DISCLOSURE AND PRESENTATION"

          At the end of July 2005, the Israeli Accounting Standards Board approved for publication Accounting Standard No. 22, "Financial
          Instruments: Disclosure and Presentation". Financial instrument under this Standard is, in general, any contract that establishes a financial asset of an entity, or a financial liability or equity instrument of another entity. This Standard establishes the requirements for presentation of financial instruments in the financial statements and indicates the information that should be disclosed in relation thereto, and in some certain cases the method to measure their impact on the entity's financial statements.

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2005

NOTE 3 -SUPPLEMENTAL DATA (cont.)

     B. ACCOUNTING STANDARD NO.22 "FINANCIAL INSTRUMENTS: DISCLOSURE AND PRESENTATION" (cont.)

          The presentation requirements relate to the classification of financial instruments as financial assets, financial liabilities or equity instruments. It also deals with the classification of related interest, dividends, losses and gains and to the circumstances under which financial assets and liabilities derived from financial instruments are to be offset. The Standard requires disclosure of information relating to factors affecting the amount, timing and certainty of the entity's future cash flows relating to financial instruments and accounting policy implemented in respect of these instruments. The Standard also establishes requirements for disclosure of information about the nature and the extent of an entity's use of financial instruments, the business purposes they serve, the risks associated with them and management's policies for the oversight of those risks.

          Standard No. 22 is effective for financial statements for periods commencing January 1, 2006 or thereafter. The initial adoption of the Standard will be accounted for by the "prospective method". Comparative financial statements for prior periods shall not be adjusted. The Standard's effect on the Group's financial statements is not expected to be significant.

     C.   ACCOUNTING STANDARD NO.24 "STOCK-BASED COMPENSATION"

          In September 2005, the Israeli Accounting Standards Board published Accounting Standard No. 24 "Stock-Based Compensation" (the "Standard"), which calls for the recognition in the financial statements of transactions the payments related to are stock-based. Such transactions include transactions with employees and related parties to be settled by cash, by other assets, or by equity instruments. Consequently, amongst other matters, costs associated with grants of shares and options to employees will be expensed over the vesting period of each grant. Said costs will be determined based on the fair value of the grants at each grant date. The Standard establishes guidelines for measuring the fair value of each grant based on the settlement terms (either by cash or equity instrument), and disclosure provisions.

          The  Standard  is  effective  for  financial  statements  for  periods commencing January 1, 2006 or thereafter (initial adoption is recommended). The application of the Standard is not expected to affect the Company's financial position and results of operations.

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2005

NOTE 3 -SUPPLEMENTAL DATA (cont.)

     D.   PROVISION FOR DOUBTFUL ACCOUNTS

          In July 2005,  Clubmarket  Marketing  Chains  Ltd.  ("Clubmarket"),  a
          customer of the Company and one of the largest retail groups in Israel, applied for the regional court in Tel-Aviv ("Court") for a staying of procedures by creditors. The court protection was granted until August 17, 2005. As a result, in the second quarter of 2005 a provision of NIS 10.6 million for doubtful accounts was recorded, which was included in the general and administrative expenses line item. In the third quarter of 2005, Shufersal, Israel's biggest retail chain, won a bid supervised by the Court for the purchase of the stores, operations and inventories of Clubmarket. The trustees submitted to the Court a settlement, at a draft stage, which includes Clubmarket's debt to the Company. Said draft settlement is yet to be approved by the Court. Since the settlement is at a draft stage and in an early stage and was not yet approved by Court, management cannot estimate, at this stage, the exact payout of Clubmarket's debt to the Company as a result of said settlement. The remaining net balance of Clubmarket as of September 30, 2005, that is in excess of the doubtful accounts provision recorded in the interim financial statements, is approximately NIS 5.3 million, which represents approximately 25% of the balance as of such date (including VAT).

          The net sales to Clubmarket during the six-month period ended June 30, 2005 constituted approximately 6.4% of total net sales of that period on a consolidated basis.